As confidentially submitted to the Securities and Exchange Commission on March 31, 2014 pursuant to the
Jumpstart our Business Startups Act

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CONFIDENTIAL SUBMISSION ON
FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

HEBRON TECHNOLOGY CO., LTD
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands	3490	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

No. 587 15th Road, 3rd Av., Binhai Ind. Park	CT Corporation System
Economic & Technology Development Zone	111 Eighth Avenue
Wenzhou, China	New York, New York 10011
(800) 624-0909
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of principal executive offices)	number, including area code, of agent for service)

Copies to:

Anthony W. Basch, Esq.

Kaufman & Canoles, P.C.

Two James Center, 14th Floor

1021 East Cary Street

Richmond, Virginia 23219

(804) 771-5700 – telephone

(804) 771-5777 – facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Common Shares(2)		$10,000,000
Placement Agent Warrants(3)	$	[___]
Common Shares Underlying Placement Agent Warrants(3)	$	[___]
Total	$	[___]	$	[___	](4)

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Please note that the remainder of the registration statement assumes an offering price at the midpoint of the offering range.
(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional common shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(3)	We have agreed to issue, on the closing date of this offering, warrants to our placement agent, [___] (the “placement agent”), exercisable at a rate of one warrant per share to purchase up to 5% of the aggregate number of common shares sold by the Registrant (the “placement agent warrants”). The price to be paid by the placement agent for the placement agent warrants is $0.001 per warrant. The closing date will be a date mutually acceptable to the placement agent and the Registrant after the minimum offering has been sold. Assuming a maximum placement and a maximum offering price of $[___] per share, on the closing date the placement agent would receive [___] placement agent warrants at an aggregate purchase price of $[___]. The exercise price of the placement agent warrants is equal to [___]% of the price of the common shares offered hereby. Assuming a maximum placement and an exercise price of $[___] per share, we would receive, in the aggregate, $[___] upon exercise of the placement agent warrants. The common shares underlying the placement agent warrants are exercisable within one year of the date of this registration statement and are deemed to commence simultaneously with the placement agent warrants.
(4)	To be paid upon first non-confidential filing of registration statement with Securities and Exchange Commission.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 31, 2014

Hebron Technology Co., Ltd

Minimum Offering: [___] Common Shares

Maximum Offering: [___] Common Shares

This is an initial public offering of common shares of Hebron Technology Co., Ltd. We are offering a minimum of [___] and a maximum of [___] of our common shares.

Prior to this offering, there has been no public market for our common shares. The initial public offering price of our common shares is expected to be between $[___] and $[___] per share. We intend to apply to list our common shares on NASDAQ Capital Market under the symbol “HEBT.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common shares involves risks. See “Risk Factors” beginning on page 10.

		Per Common Share		Minimum Offering		Maximum Offering
Assumed public offering price	$	[___]	$	[___]	$	[___]
Placement discount	$	[___]	$	[___]	$	[___]
Proceeds to us, before expenses	$	[___]	$	[___]	$	[___]

We expect our total cash expenses for this offering (including cash expenses payable to our placement agent for its out-of-pocket expenses) to be approximately $[___], exclusive of the above commissions. The placement agent must sell the minimum number of securities offered ([___]) if any are sold. The placement agent is only required to use its best efforts to sell the maximum number of securities offered ([___]). The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our placement agent after which the minimum offering is sold or (ii) [___], 2014. Until we sell at least [___] shares, all investor funds will be held in an escrow account at [___]. If we do not sell at least [___] shares by [___], 2014, all funds will be promptly returned to investors (within one business day) without interest or deduction. If we complete this offering, net proceeds will be delivered to our company on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. If we complete this offering, then on the closing date, we will issue common shares to investors in the offering and placement agent warrants to our placement agent exercisable at a rate of one warrant per share to purchase up to 5% of the aggregate number of Common Shares sold in this offering, at an exercise price equal to [___]% of the price at which we sell our common shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[___]

The date of this prospectus is                      , 2014.

Prospectus Summary	1
Risk Factors	9
Special Note Regarding Forward-Looking Statements	27
Use of Proceeds	28
Dividend Policy	28
Exchange Rate Information	29
Capitalization	31
Dilution	32
Post-Offering Ownership	33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Business	52
Description of Property	70
Management	71
Executive Compensation	76
Related Party Transactions	78
Principal Shareholders	78
Description of Share Capital	79
Shares Eligible for Future Sale	88
Material Tax Consequences Applicable to U.S. Holders of Our Common Shares	89
Enforceability of Civil Liabilities	94
Placement	95
Legal Matters	99
Experts	99
Where You Can Find Additional Information	100
Financial Statements	F-1

Neither we nor the placement agents have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering, and only the preliminary prospectus issued                    , 2014, is authorized by us to be used in connection with our proposed initial public offering. The preliminary prospectus will only be distributed by us and the placement agents named herein and no other person has been authorized by us to use this document to offer or sell any of our securities.

Until                      , 2014 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade our common shares, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as placement agents and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we,” “us,” “our company,” “our” and “HEBT” refer to

•	Hebron Technology Co., Ltd, a British Virgin Islands company limited by shares (“Hebron Technology” when individually referenced);
•	Hong Kong Hebron Technology Limited, a Hong Kong limited company (“HK Hebron” when individually referenced), which is a wholly owned subsidiary of Hebron Technology;
•	Wenzhou Hebron Automation Project Technology Co., Ltd., a PRC company (“Hebron Automation”), which is a wholly-owned subsidiary of HK Hebron; and
•	Wenzhou Hebron Fluid Equipment Co., Limited, a PRC company (“Hebron Equipment”), which is a wholly-owned subsidiary of HK Hebron.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	December 31, 2012		December 31, 2011
RMB:U.S. Dollar exchange rate	Period End	¥6.3011	Period End	¥6.3523
	Average	¥6.3034	Average	¥6.4544

For the sake of clarity, this prospectus follows English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Anyuan Sun,” even though, in Chinese, Mr. Sun’s name is presented as “Sun Anyuan.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth, China’s demand for valves and fluid equipment and China’s valve industry. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Overview

We develop, manufacture and provide customized installation of valves and pipe fittings for use in the medical, biological, food and beverage, semi-conductor, electronic and other clean industries. We are a highly specialized high-tech enterprise producing, researching, developing and installing valves and pipe fitting products with an established domestic and international sales and distribution network. We offer our customers comprehensive pipeline design, installation and construction.

1

We are located in Wenzhou in southeastern Zhejiang Province, near the south bank of the Ou River, which has long provided the main transport artery for the mountainous southeastern section of Zhejiang. Our Company is located near the Wenzhou airport, train station and international container terminal, which makes it convenient for us to provide our products to customers located throughout China and around the world. In 1984, Wenzhou was designated one of China’s “open” cities in the new policy of inviting foreign investment, and there has been considerable economic growth in Wenzhou. A branch rail line, completed in the late 1990s, links the city with the Zhejiang-Jiangxi trunk line at Jinhua. Expressways northeast to Ningbo and northwest to Jinhua opened for traffic in the early 21st century. Newer and larger port facilities also have been constructed, including docks near the mouth of the Ou River with berths capable of accommodating 10,000-ton ships. The city’s airport, on the seacoast, provides scheduled flights to many cities in China. The population was 3,039,500 according to the 2010 Chinese Census.

Our product line originally focused on the construction service and pharmaceutical engineering sectors. In 2005, we shifted our product line to focus primarily on the pharmaceutical engineering sector. All of our products are produced and in compliance with China Good Manufacturing Practices (“GMP”) and the United of America Food and Drug Administration (“FDA”) requirements. We believe our products enjoy a good reputation in the industries in which we operate and are exported to more than 20 countries throughout the world, including the United States, Europe and the Middle East.

We promote our brand through our sales staff, trade shows, international fairs, internet, direct communications with potential customers, and business networks. In addition, our products and pricing can be easily tailored to the customers’ needs and we price our products aggressively. We pride ourselves on high quality products, so that our customers believe they have received value for the price they pay.

Research and development is an important part of the Company’s operations and is integral to achieving its long-term objectives. In April 2011 we jointly established the “Zhejiang University (Hebron) Technology Research and Development Center” with Zhejiang University to advance valve research and process technology. Current efforts and collaborations are focused on optimizing the process control valve. In addition, we have sent employees to Italy, Germany and the United States to study clean product manufacturing, installation and connection process so that we remain current on advanced international technology. It is through these collaborations that our Company has managed to secure important breakthroughs resulting in proprietary knowledge and patents. While we continue with Zhejiang University, we have also begun to build our own research and development team.

The Company’s research and development team focuses on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Industry and Market Background

PRC Valve Industry

From 2003 to 2009, China’s valve industry experienced a period of rapid growth with a compound annual growth rate (“CAGR”) of 33.5%. After the onset of the global economic crisis, the valve market demand began to decrease from 2010 onwards, and China’s valve output growth rate fell accordingly, down 8.9% through May 2013.

China’s valve production market features a high degree of regional concentration, mainly in Zhejiang, Henan, Jiangsu, Liaoning and Fujian provinces. In 2012, output from the top five provinces accounted for 74% of China’s total valve production. Since 2009, China has ranked first worldwide in valve exports. Although the valve industry in China has historically been fragmented, in 2012 the industry began to consolidate, with a relatively small number of larger companies offering diverse products to satisfy market needs.

Global demand for industrial valves is expected to rise annually through the next few years during the expected economic recovery in the U.S. and Western European markets. The top export destinations have remained relatively stable through the global economic crisis and subsequent recovery.

2

Our Products and Services

Our product line focuses primarily on the pharmaceutical engineering sector, although our products are used in the medical, biological, food and beverage, semi-conductor, electronic and other clean industries. Our product line includes the following:

•	Diaphragm Valves. We have multiple variations of the diaphragm valve including our flagship product, the process control diaphragm valve, as well as the pneumatic diaphragm valve, manual diaphragm valve and three-way diaphragm valve and diaphragm tank bottom valve. These valves are widely used in the bio-pharmacy, bio-vaccines, electronic semiconductor, water purification and food and beverage industries.

•	Angle Seat Valves. The angle seat valve is a pneumatic valve, which is widely used in the process of food and chemicals, and sterilization, including high-pressure sterilization.

•	Sanitary Liquid-Ring Pumps. The sanitary liquid-ring pump is a self-priming pump specially designed for pumping with gas or other gas liquids. This pump is used in the food, chemical and pharmaceutical industries.

•	CIP Return Pump. The CIP return pump is specially designed for pumping with gas or other gas liquids. This pump is used in the food, chemical and pharmaceutical industries. In addition, this pump can be used with volatiles such as alcohol, acetone or other solvents and near the boiling point temperature of other liquids.

•	Sanitary Ball Valves. Our sanitary ball valves are used in the biological, pharmaceutical, water purification, food and beverage industries and are designed for ease of operations and rapid opening and closing.

•	Sanitary Pipe Fittings. Our sanitary pipe fittings are used in biological, pharmaceutical, water purification, electronics and semi-conductor fields and are commonly used in the water injection process.

The largest part of our revenues has historically come from the design and installation of engineering solutions for our clients. We design and install systems for customers that require fluid management and processing systems in clean industries. In particular, we have built expertise in customizing solutions such as liquid pharmaceutical processing lines for bio-pharmaceutical plants, milk production and processing systems for dairies. In implementing these solutions for our customers, we use a combination of third party components and our products, depending on the needs of a given customer. While the number of customers we serve with our installation services is relatively low, these services result in the largest part of our revenues due to the large cost of such services per project.

Our Opportunity and Strategy

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the pharmaceutical market in China, and increasing our exports. Domestically, we plan to establish branch agencies and offices in more than 30 cities across China through direct sales, distributors and integrators. In addition, we advertise our products and services online to enable our customers to choose suitable products for their needs through telephone, in person and online communications with Company technicians. Internationally, we promote our brand through our sales staff, trade shows, international fairs, internet, direct communications with potential customers, and business networks. In addition, we plan to develop new markets in the United States, Europe, Australia, Japan and Korea. Our growth strategy also relies heavily on the innovation of new products and requires a strong research and development team. We have contracted with Zhejiang University to assist with research and development. We are creating our own research and development department and are currently cooperating with Zhejiang University to assist with research and development.

In addition to our internal growth strategy, we also plan to grow through strategic acquisitions. We intend to pursue opportunities to acquire businesses in the PRC that are complementary or related in product lines and business structure to us. We do not presently have any commitments, agreements or understandings to acquire any businesses or assets of such businesses.

3

We also plan to greatly expand our facilities. If we are successful in completing this offering, then upon listing on the NASDAQ Capital Market, Wenzhou City has promised to grant us a preemptive right to purchase a land use right for an additional 25 acres in the Wenzhou Airport Industry Park to allow us to expand our manufacturing and research and development capabilities.

Competitive Strengths

We believe we have the following competitive strengths. Some of our competitors also have these or equivalent strengths.

•	Meeting customer needs. Our products and pricing can be easily tailored to our customers’ needs, and we price our products aggressively. We have short cycles in providing products; on average it takes only one week from order receipt to product delivery.
•	Strong reputation. Our products enjoy a strong reputation in the industries in which we operate throughout China, the United States, Europe and the Middle East.
•	Research and development. We are assembling a team of dedicated researchers and analysts focusing on advancing valve research and process technology and improving our products.
•	Years of experience. Our operating companies have been manufacturing high quality fluid equipment for over 10 years.
•	Strategic relationships. Our company has cooperated with the prestigious Zhejiang University in order to promote strong research and development efforts that we expect will allow us to make important advances and innovation in valve technology.
•	Location. Our company’s location in Wenzhou is an ideal location for securing a highly qualified workforce, and it is an important city in China for product exports.

Our Challenges and Risks.

Our primary challenges and risks include the following. We recommend that you carefully read and consider all of the risks in the section entitled “Risk Factors” before deciding to invest in our common shares.

•	Competition. The market for valves in China and internationally is intensely competitive, and many of our competitors have a much longer operating history and larger customer base than we do.
•	Potential Tax Liabilities. In the future, we may incur significant liability for unpaid taxes, including interest and penalties, from Chinese taxing authorities.
•	Customer concentration. A limited number of customers are a significant source of our revenues.
•	Market criticism. Negative publicity surrounding U.S.-listed Chinese companies may unfairly harm our reputation and adversely affect our ability to access capital markets to grow our business.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and
•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

4

Corporate Information

We are a British Virgin Islands (also referred to as “BVI”) company limited by shares. Our current corporate structure is as follows prior to completion of this offering:

Following completion of our initial public offering, ownership of Hebron Technology will be as follows, assuming completion of the minimum and maximum offerings, respectively. To the extent we complete an offering between the minimum and maximum offerings, the percentage ownership of participants in our initial public offering will between the below amounts:

Minimum Offering	Maximum Offering

5

Our facilities are located on an 11 acre parcel in Wenzhou in the Southeastern Zhejiang Province. Our principal executive offices are located at No. 587 15th Road, 3rd Av., Binhai Ind. Park Economic & Technology Development Zone, Wenzhou, China. The telephone number of our principal executive offices is +86-0577-8689-5678. We maintain a website at www.hebrontechnology.com on which we will post our key corporate governance documents, including our board committee charters and our code of ethics. As of the date of this filing, this website is under construction; however, we anticipate that it will be updated and available to the public in the near future. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

6

The Offering

Shares Offered:	Minimum:[___] common shares
Maximum:[___] common shares

Shares Outstanding Prior to Completion of Offering:	1,000 common shares. We are in the process of effecting a [___] for one split of our common shares, which will result in our company having [___] authorized common shares, of $[___] par value per share, of which [___] will be issued and outstanding prior to completion of this offering.

Shares to be Outstanding after Offering:	Minimum:[___] common shares
Maximum:[___] common shares

Assumed Offering Price per Share:	$[___]

Gross Proceeds:	Minimum:$[___]
Maximum:$[___]

Proposed NASDAQ Capital Market Symbol:	“HEBT”

Transfer Agent:	VStock Transfer, LLC 77 Spruce Street, Suite 201 Cedarhurst, NY 11516

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

Closing of Offering:	The offering contemplated by this prospectus will terminate upon the earlier of: (i) a date mutually acceptable to us and our placement agent after the minimum offering is sold or (ii) [___], 2014. If we complete this offering, net proceeds will be delivered to our company on the closing date (such closing date being the above mutually acceptable date on or before [___], 2014, provided the minimum offering has been sold). We will not complete this offering unless our application to list on the NASDAQ Capital Market is approved. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. If we complete this offering, then on the closing date, we will issue shares to investors and placement agent warrants to our placement agent exercisable at a rate of one warrant per share to purchase up to 5% of the aggregate number of common shares sold in this offering.

7

Summary Financial Information

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(All amounts in thousands of U.S. dollars)

Statement of operations data:
	For the nine months ended September 30,		For the year ended December 31,
	2013	2012	2012	2011

Revenues	$11,584	$10,581	$12,000	$12,055
Gross profit	4,052	3,650	4,103	3,713
Operating expenses	(1,241)	(1,017)	(1,342)	(1,665)
Income from operations	2,810	2,633	2,761	2,048
Provision for Income taxes	(406)	697	(702)	(545)
Net income attributable to shareholders	$2,317	$1,847	$1,953	$1,371

Balance sheet data:
	As of September 30,	As of December 31,
	2013	2012	2011

Current assets	$15,217	$8,028	$5,716
Total assets	20,747	12,608	9,525
Current liabilities	(11,891)	(6,261)	(5,167)
Total liabilities	(11,891)	(6,261)	(5,167)
Total equity	$8,857	$6,347	$4,358

8

Risk Factors

Before you decide to purchase our common shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of its business, our Company, including in particular Hebron Automation and Hebron Equipment, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although the Company’s management believes the Company has paid all accrued for all taxes owed by the Company, PRC taxing authorities may take the position that the Company owes more taxes than it has paid based on transactions conducted by HK Hebron, which may be deemed a resident enterprise, thereby resulting in taxable liability for Hebron Fluid, which has served as HK Hebron’s counterparty in certain transactions. (See “Risk Factors - Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”)

The Company recorded a potential tax liability of $915,609 and $798,569 for the years ended December 31, 2012 and 2011, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

Our industry is very competitive in China.

The domestic market for valve products is fragmented and highly competitive. We estimate that there are three relatively large companies with which we compete and more than one hundred smaller companies with regional presences. The number of these companies varies from time to time. Some of our valve products compete on the basis of price and are sold in fragmented markets with low barriers to entry, allowing less expensive domestic producers to gain market share and reduce our margins. To the extent these competitors are able to grow and consolidate, they may be able to take advantage of economies of scale, which could put further pressure on our margins.

Foreign competition is intense and could have a material adverse effect on our financial condition and results of operations.

In addition to domestic competition, we face intense competition from foreign competitors. The intensity of foreign competition is affected significantly by fluctuations in the value of the U.S. dollar against Chinese currency and by the level of import duties imposed by the Chinese government on certain products. Our major international competitors are SED Valve Company, Fujikin, Gemu, Burkert and ITT. Many of our competitors have more resources, have a longer operating history and have greater brand recognition than we enjoy. If our competitors are able to gain greater market share or improve their sales efforts, our sales may decrease, we may be forced to lower our prices, or our marketing costs may increase, all of which could negatively impact our financial results.

9

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our products mainly serve as key components in projects and machines operated by our customers which are mostly in the pharmaceutical industry. Therefore, we are subject to the general changes in economic conditions affecting those industry segments of the economy. If the industry segments in which our customers operate do not grow or if there is a contraction in those industries, demand for our valve products will decrease. Demand for our products is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. If there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our products and our revenue will likewise decrease.

Any decline in the availability, or increase in the cost of raw materials could materially affect our earnings.

Our valve manufacturing operations depend heavily on the availability of various raw materials and energy resources. The mix of raw materials used in the production of valves is mainly composed of casting steel blank parts, forging steel blank parts and steel. Steel costs account for approximately 30% of our total manufacturing costs. The fuel costs in our manufacturing operations, particularly heavy oil and electricity, account for approximately 2% of total manufacturing costs. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in our industry. In the event our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

China’s appreciating currency may make our products more expensive to export to other countries.

While we sell approximately 80% of our products in China, we also export our products to a variety of other countries. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last several years, China’s currency has appreciated against most foreign currencies, causing our products have become more expensive in other countries. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. See “Exchange Rate Information.”

Outstanding bank loans may reduce our available funds.

We have approximately $1.1 million in outstanding bank loans due by December 31, 2014. The loans are held at multiple banks, and all of the debt is guaranteed by members of our management, their immediate family members and unrelated third parties. In particular, our Chief Executive Officer and his brother have guaranteed this debt with recourse to their respective residences, and unrelated third parties have extended guarantees of our company’s debt in order to assist us in obtaining such loans. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Reciprocal debt guarantees may reduce our assets if we are required to honor a guarantee made in favor of a third party.

In the past, we have occasionally entered into reciprocal debt guarantees with other local businesses in order to meet funding requirements of lenders, who sometimes require greater assets or income than we have individually, but that could be satisfied if similarly situated businesses agreed to guarantee each other’s debts. These guarantees are typically time-limited and tend to be two years in length. Although we do not currently have a guarantee obligation, we could be subject to loss in the future if we undertake to guarantee another party’s debt and such third party subsequently defaults in payment.

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Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history, with our oldest subsidiary having been founded in 2003. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for valve products in the PRC. Some of these risks and uncertainties relate to our ability to:

• offer additional valve products to attract and retain a larger customer base;

• attract additional customers and increased spending per customer;

• increase awareness of our brand and continue to develop customer loyalty;

• respond to competitive market conditions;

• respond to changes in our regulatory environment;

• manage risks associated with intellectual property rights;

• maintain effective control of our costs and expenses;

• raise sufficient capital to sustain and expand our business;

• attract, retain and motivate qualified personnel; and

• upgrade our technology to support additional research and development of new valve products.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

The loss of any of our key customers could reduce our revenues and our profitability.

During the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, our five largest customers accounted for approximately 87.38%, 63.49%, 56.93% and 48.58% of our total revenues, respectively.

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. For the nine months ended September 30, 2013, we had five major customers that accounted for approximately 24.42%, 22.24%, 13.91%, 13.63% and 13.18% of our total sales, respectively. For the year ended December 31, 2012, we had three major customers that accounted for approximately 16.70%, 10.35% and 10.02% of our total sales, respectively. For the year ended December 31, 2011, we had two major customers that accounted for approximately 11.52% and 11.18% of our total sales, respectively. Our second largest customer in fiscal 2012 was also our fourth largest customer in the nine months ended September 30, 2013, but all other major customers were unique in each period. We have not entered into long-term contracts with any of these major customers and instead rely on individual orders from such customers. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. As the majority of our revenues are driven by individual orders for installation services or products, our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

We rely on a relatively limited number of vendors.

During the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, our five largest vendors accounted for approximately 56.01%, 65.49%, 68.98% and 53.92% of our total purchases, respectively. Our largest vendors have historically been the subcontractors we have retained to assist with installation projects.

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We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. For the nine months ended September 30, 2013, we had one major vendor that accounted for approximately 25.52% of our total purchases. For the year ended December 31, 2012, we had three major vendors that accounted for approximately 27.65%, 14.01% and 11.44% of our total purchases, respectively. For the year ended December 31, 2011, we had three major suppliers that accounted for approximately 14.32%, 12.95% and 11.83% of our total purchases, respectively. Our largest vendor was the same in each period. Our second largest vendor in 2012 was our third largest vendor in 2011 and vice versa. We have not entered into long-term contracts with any of these major vendors and instead rely on individual projects with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

We do not maintain a reserve for warranty or defective products/installation claims. Our costs could increase if we experience a significant number of claims.

Although we do not typically warrant our products or services, we generally allow customers to reserve approximately 5% of the agreed purchase or installation price for a period of one year after we deliver and/or implement a solution for them. Such payment is typically made one year after the agreed delivery date, assuming satisfactory performance of the product or solution for our customer. We have not established a reserve for potential customer claims or nonpayment of this final payment because, historically, we have not experienced significant customer complaints about our products and none of our customers have requested damages for any loss incurred due to product quality problems. We believe that our customer support teams, our quality assurance and manufacturing monitoring procedures will continue to keep claims at a level that does not support a need for a reserve. However, if we were to experience a significant increase in claims or failures to pay this final payment, our financial results could be adversely affected. Moreover, China’s Product Quality Law generally allows customers two years (and in some cases ten years) to seek compensation for damages caused by product quality deficiencies in cases in which the product lacks an expiration period.

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We must manage growth in operations to maximize our potential growth and achieve our expected revenues and any failure to manage growth will cause a disruption of our operations and impair our ability to generate revenue.

In order to maximize potential growth in our current and potential markets, we believe that we must expand the scope of our valve manufacturing and production facilities and capabilities and continue to develop new and improved valves. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

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We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

We cannot assure you that our acquisition growth strategy will be successful, resulting in our failure to meet growth and revenue expectations.

In addition to our internal growth strategy, we have also explored the possibility of growing through strategic acquisitions. We intend to pursue opportunities to acquire businesses in the PRC that are complementary or related in product lines and business structure to us. We do not presently have any commitments, agreements or understandings to acquire any businesses or assets of such businesses. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to negotiate successfully the terms of an acquisition, or, if the acquisition occurs, integrate the acquired business into our existing business. Acquisitions of businesses or other material operations may require debt financing or additional equity financing, resulting in leverage or dilution of ownership. Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures.

We also may not be able to retain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits we anticipated when selecting our acquisition candidates. In addition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. In addition to the above, acquisitions in the PRC, including state owned businesses, will be required to comply with the laws of the PRC, to the extent applicable. There can be no assurance that any given proposed acquisition will be able to comply with PRC requirements, rules and/or regulations, or that we will successfully obtain governmental approvals that are necessary to consummate such acquisitions, to the extent required. If our acquisition strategy is unsuccessful, we will not grow our operations and revenues at the rate that we anticipate.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the pharmaceutical market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;
•	information technology system enhancement;
•	stringent cost controls and sufficient liquidity;
•	strengthening of financial and management controls and information technology systems; and
•	increased marketing, sales and support activities; and hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

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Our future research and development is currently subject to cooperation with Zhejiang University.

One element of our growth strategy involves the development of new products, which requires a strong research and development team. We have contracted with Zhejiang University to assist with research and development. We are creating our own research and development department but currently cooperate with Zhejiang University to assist with research and development. If we are unable to have a productive relationship with Zhejiang University before our own research and development department is fully self-sufficient, our products and business could be materially and adversely affected.

Our growth is subject to expanding our facilities.

Presently our facilities are located on approximately 11 acres. Although Wenzhou City has promised to grant us a preemptive right to purchase a land use right for an additional 25 acres in the Wenzhou Airport Industry Park upon completion of our initial public offering, the availability of land in Wenzhou City is limited. Therefore, if Wenzhou City changes its policies and does not allow us to use the additional 25 acres, we may not grow our operations and revenues at the rate that we anticipate.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. While China is currently considering implementation of banking insurance policies, it has not yet done so. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our chief executive officer, Anyuan Sun and our chief financial officer, Steven Fu, to manage our operations. We also depend on our chief technical officer, Xiaoliang Xue, for the development of new technology and products.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel other than our Chief Executive Officer, Mr. Anyuan Sun. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other technology companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

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We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our customers. Many of our personnel possess skills that would be valuable to all companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired. See “Our Business – Employees.”

We depend on intellectual property licensed from third parties, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

Our Chief Executive Officer has transferred fourteen patents to our Company and grants us the right to use three other patents and two trademarks without payment. As our Chief Executive Officer’s permission to use these three patents and two trademarks is provided at his discretion, he could choose to discontinue such permission in the future. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our products. We must therefore rely on those third parties to enforce their rights and obligations. If they do not successfully enforce such rights and obligations, our development and commercialization of such technology could be delayed or prevented.

When we license intellectual property from third parties, those parties generally retain most or all of the obligations to maintain and extend, as well as the rights to assert, prosecute and defend, that intellectual property. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to commercialize products could suffer.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own 14 patents in China covering our valve production technology and have a license from our Chief Executive Officer to use three more patents that he owns.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

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We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;
•	seek licenses from third parties;
•	pay ongoing royalties;
•	redesign our branded products; or
•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in China

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

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Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled, but not necessarily owned, by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

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If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, so this would minimal effect on us; however, if we develop non-China source income in the future, we could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. On August 29, 2008, SAFE promulgated Circular 142 (later supplemented by Circular 88, which was issued on July 18, 2011 and effective starting August 1, 2011), a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless such investments are otherwise provided for in the business scope. The foreign currency-denominated capital shall be verified by an accounting firm before converting into RMB. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. To convert such capital into RMB, the foreign-invested company must report the use of such RMB to the bank, and the RMB must be used to the reported purposes. According to Circular 142, change of the use of such RMB without approval is prohibited. In addition, such RMB may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

Furthermore, SAFE promulgated Circular 59 on November 19, 2010, requiring the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceeds settled from offshore offerings shall be applied in the manner described in the offering documents.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.

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Circular 142, Circular 59 and Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce of China, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to use the proceeds of this offering and capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency ma y restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2012 and 2011, we had adjustments of $36,127 and $152,222, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006.

To further clarify the implementation of Circular 75, the SAFE issued Circular 19 on May 20, 2011. Under Circular 19, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. However, on May 11, 2013, Circular 19 was annulled by Circular 21, issued by the SAFE. Circular 21 has not yet given clear guidance as to how to complete the relevant registration procedures with the local SAFE branch.

Risks Related to Our Corporate Structure and Operation

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the NASDAQ Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our common shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance to cover our certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Our Initial Public Offering and Ownership of Our Common Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

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Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.

Assuming the sale of the maximum offering, entities controlled by our employees, officers and/or directors will, in the aggregate, beneficially own approximately [___]% of our outstanding shares. Assuming the sale of the minimum offering, entities controlled by our employees, officers and/or directors will, in the aggregate, beneficially own approximately [___]% of our outstanding common shares. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal Shareholders.”

As a “controlled company” under the rules of the NASDAQ Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our principal shareholder will beneficially own a majority of the voting power of our outstanding common shares. Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in the NASDAQ Capital Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the "controlled company" exemption under the NASDAQ Capital Market rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2014 annual report on Form 20-F to be filed in 2015, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our common shares will be determined through negotiations between the placement agents and us and may vary from the market price of our common shares following our initial public offering. If you purchase our common shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our common shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	lawsuits threatened or filed against us; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common shares if the market price of our common shares increases.

There may not be an active, liquid trading market for our common shares.

Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the placement agent based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Investors risk loss of use of funds allocated for purchases, with no right of return, during the offering period.

We cannot assure you that all or any shares will be sold. [___], our placement agent, is offering our shares on a “best efforts, minimum-maximum basis.” We have no firm commitment from anyone to purchase all or any of the shares offered. If offers to purchase a minimum of [___] shares are not received on or before [___], 2014, escrow provisions require that all funds received be promptly refunded. If refunded, investors will receive no interest on their funds. During the offering period, investors will not have any use or right to return of the funds.

We will incur increased costs as a result of being a public company.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not require prior to this offering, and we will have annual payments for listing on a stock exchange if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of this offering.

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Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2014, 2015 and 2016. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could reduce the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of [___] shares will be outstanding immediately before the consummation of this offering and [___] shares will be outstanding immediately after this offering, if the maximum offering is raised. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our common shares. Assuming the completion of the minimum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[___] or approximately [___]% in the pro forma net tangible book value per share from the price per share that you pay for the shares. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[___] or approximately [___]% in the pro forma net tangible book value per share from the price per share that you pay for the common shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

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The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

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Use of Proceeds

After deducting the estimated placement discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[___] from this offering if the minimum offering is sold and approximately $[___] if the maximum offering is sold. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the funds in China until remittance is completed. See “Risk Factors – We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months.”

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority. We do not expect that our priorities for fund allocation would change if the amount we raise in this offering exceeds the size of the minimum offering but is less than the maximum offering. We expect to devote any funds raised over the minimum offering amount to our working capital needs, including devoting further resources to the below uses of proceeds.

Description of Use	Estimated Amount of Net Proceeds
Development and construction of dust-free sterilized production facility	$10,000,000
Acquisition of pharmaceutical industry network company	3,000,000
Expansion of production equipment	2,000,000
Personnel expenses, SOX compliance	1,000,000
Working capital	2,000,000
Total	$18,000,000

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our common shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Taxation.”

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to HK Hebron only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	December 31, 2012		December 31, 2011
RMB:U.S. Dollar exchange rate	Period End	¥6.3011	Period End	¥6.3523
	Average	¥6.3034	Average	¥6.4544

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. (www.oanda.com).

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	Midpoint of Buy and Sell Prices for RMB per U.S. Dollar
Period	Period-End	Average	High	Low
2009	¥6.8272	¥6.8310	¥6.8483	¥6.8130
2010	¥6.6018	¥6.7696	¥6.8344	¥6.6018
2011	¥6.3585	¥6.4640	¥6.6357	¥6.3318
2012	¥6.3086	¥6.3116	¥6.3862	¥6.2289
2013	¥6.1122	¥6.1943	¥6.3090	¥6.1084
October	¥6.1285	¥6.1298	¥6.1453	¥6.1211
November	¥6.1288	¥6.1311	¥6.1379	¥6.1242
December	¥6.1122	¥6.1175	¥6.1296	¥6.1084
2014
January	¥6.1065	¥6.1003	¥6.1090	¥6.0881
February	¥6.1269	¥6.1089	¥6.1274	¥6.0996
March

Over the past several years, the Renminbi has moved from a period of being tightly linked to the US dollar, to a period of revaluation and strengthening against the dollar and into a second period of current relative stability.

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Capitalization

The following table sets forth our capitalization as of September 30, 2013 on a pro forma as adjusted basis giving effect to the sale of the minimum and maximum offering at an assumed public offering price of $[___] per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Minimum Offering ([___] Common shares)

U.S. Dollars

	As of September 30, 2013
	Actual	Pro forma(1)
Assets:
Current Assets	$15,216,822	$
Other Assets	5,530,671
Total Assets	$20,747,493

Liabilities:
Current Liabilities	$11,890,513
Other Liabilities	—
Total Liabilities	$11,890,513

Shareholder’s Equity:
Common shares $1.00 par value per share, 50,000 shares authorized, 1,000 shares issued and outstanding, actual; shares authorized, [___] shares issued and outstanding, pro forma	$1,000
Additional paid-in capital(2)	119,970
Retained earnings	8,263,396
Accumulated other comprehensive income	472,614
Total shareholders’ equity	8,856,980
Total Liabilities and Shareholders’ Equity	$20,747,493	$

(1)	Gives effect (i) to the not-yet completed [___]-for-one share split to be completed prior to completion of this offering and (ii) the sale of the minimum offering at an assumed public offering price of $[___] per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.
(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $[___] in other expenses. In a minimum offering, we expect to receive net proceeds of approximately $[___] ($[___] offering, less underwriting discount of $[___], non-accountable expense allowance of $[___] and offering expenses of $[___]).

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Maximum Offering ([___] Common shares)

U.S. Dollars

	As of September 30, 2013
	Actual	Pro forma(1)
Assets:
Current Assets	$15,216,822	$
Other Assets	5,530,671
Total Assets	$20,747,493

Liabilities:
Current Liabilities	$11,890,513
Other Liabilities	—
Total Liabilities	$11,890,513

Shareholder’s Equity:
Common shares $1.00 par value per share, 50,000 shares authorized, 1,000 shares issued and outstanding, actual; shares authorized, [___] shares issued and outstanding, pro forma	$1,000
Additional paid-in capital(2)	119,970
Retained earnings	8,263,396
Accumulated other comprehensive income	472,614
Total shareholders’ equity	8,856,980
Total Liabilities and Shareholders’ Equity	$20,747,493	$

(1)	Gives effect (i) to the not-yet completed [___]-for-one share split to be completed prior to completion of this offering and (ii) the sale of the maximum offering, as applicable, at an assumed public offering price of $[___] per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.
(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $[___] in other expenses. In a maximum offering, we expect to receive net proceeds of approximately $[___] ($[___] offering, less underwriting discount of $[___], non-accountable expense allowance of $[___] and offering expenses of $[___]).

Dilution

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value attributable to shareholders at September 30, 2013 was $[___] or approximately $[___] per common share. Net tangible book value per common share as of September 30, 2013 represents the amount of total assets less intangible assets and total liabilities, divided by the number of common shares outstanding.

If the minimum offering is sold, we will have [___] common shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after September 30, 2013, will be approximately $[___] or $[___] per common share. This would result in dilution to investors in this offering of approximately $[___] per common share or approximately [___]% from the assumed offering price of $[___] per common share. Net tangible book value per common share would increase to the benefit of present shareholders by $[___] per share attributable to the purchase of the common shares by investors in this offering.

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If the maximum offering is sold, we will have [___] common shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after September 30, 2013, will be approximately $[___] or $[___] per common share. This would result in dilution to investors in this offering of approximately $[___] per common share or approximately [___]% from the assumed offering price of $[___] per common share. Net tangible book value per common share would increase to the benefit of present shareholders by $[___] per share attributable to the purchase of the common shares by investors in this offering.

The following table sets forth the estimated net tangible book value per common share after the offering and the dilution to persons purchasing common shares based on the foregoing minimum and maximum offering assumptions.

		Minimum Offering(1)		Maximum Offering(2)
Assumed offering price per common share	$	[___]	$	[___]
Net tangible book value per common share before the offering	$	[___]	$	[___]
Increase per common share attributable to payments by new investors	$	[___]	$	[___]
Pro forma net tangible book value per common share after the offering	$	[___]	$	[___]
Dilution per common share to new investors	$	[___]	$	[___]

(1)	Assumes gross proceeds from offering of [___] common shares.
(2)	Assumes gross proceeds from offering of [___] common shares.

Post-Offering Ownership

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering under alternative minimum and maximum offering assumptions, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration			Average Price
	Amount	Percent		Amount	Percent		Per Share
MINIMUM OFFERING
Existing shareholders	[___]	[___]	%	$ [___]	[___]	%	$	[___]
New investors	[___]	[___]	%	$ [___]	[___]	%	$	[___]
Total	[___]	100.0%		$ [___]	100.0%		$	[___]

	Shares Purchased			Total Consideration			Average Price
	Amount	Percent		Amount	Percent		Per Share
MAXIMUM OFFERING
Existing shareholders	[___]	[___]	%	$ [___]	[___]	%	$	[___]
New investors	[___]	[___]	%	$ [___]	[___]	%	$	[___]
Total	[___]	100.0%		$ [___]	100.0%		$	[___]

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are engaged in the manufacture of fluid equipment including valves, pipe fittings and others, with particular emphasis on the manufacture and installation of intelligentized valves, primarily used in pharmaceutical engineering construction. Commencing in the second half of 2013, we began to engage in the international trading of fluid equipment control systems through HK Hebron.

(1)	Installation services. We specialize in installing valves and pipes with skilled and experienced workers and professional equipment. Revenues from installation services were approximately 68.51%, 94.12%, 93.65% and 76.89% of our total revenues in the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, respectively.

(2)	Fluid equipment. We develop and manufacture valves and pipe fittings for use in medical, biological, food and beverage, semi-conductor, electronic and other clean industries with an established domestic and international sales and distribution network. Revenues from the sales of fluid equipment constitute approximately 9.90%, 5.88%, 6.35% and 23.11% of our total revenues in the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, respectively.

(3)	Fluid equipment control system trading. We began to develop the international trading of fluid equipment control system through HK Hebron from the second half year of 2013 since we have enough industry experience and customer resource. Revenues from fluid equipment control systems trading were approximately 21.59%, 0%, 0% and 0% of our total revenues in the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, respectively.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our financial statements and the following discussion of our Company’s financial condition and results of operations.

Basis of consolidation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We have consistently applied U.S. GAAP in the preparation of our consolidated financial statements. We have consolidated the financial statements of our company on the basis of direct and indirect ownership of 100% of the equity of our subsidiary companies. In particular, HBET owns 100% of the equity of HK Hebron. HK Hebron owns 100% of the equity of Hebron Automation. Hebron Equipment is owned 30% by HK Hebron and 70% by Hebron Automation. Therefore, HBET, HK Hebron, Hebron Automation and Hebron Equipment are all considered under common control. The consolidation of HBET and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

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Uses of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in our consolidated financial statements include: the allowances for doubtful accounts, the valuation of inventory, and estimated useful lives and fair value in connection with the impairment of property and equipment.

Revenue recognition

We recognize revenue from sales of fluid equipment and fluid equipment control system, installation contracts to provide installation services for pharmaceutical and beverage companies.

Sales of product: sales are recognized at the date of shipment from our facilities to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, ownership has passed, no other significant obligations of our Company exist and collectability is reasonably assured. Our sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts: Sales from fixed-price construction contracts are recognized on the completed contract method. This method is used because the typical contract is completed in four months or less, and financial position and results of operations do not vary significantly from those that would result from use of the percentage-of completion method. A contract is considered complete when all costs except insignificant items have been incurred, and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct material, subcontract cost, and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Accounts Receivable

Accounts receivable are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. A considerable amount of judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Due from customers

Due from customers represent the amount retained from our customers to ensure the quality of the installation and any possible follow-up maintenance related to the installation. The term of the collection of due from customers is typically one year after the completion date of installation projects. If there is no dispute for the installation project, it should be paid to our Company. Management regularly reviews aging of deposit receivables and changes in payment trends and records allowance when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection.

Inventories

Inventories are stated at the lower of cost or market value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed. For our installation business, the cost of uncompleted installation projects would be recorded as inventories. The balance of Inventories was mainly comprised of the cost of installation projects in process.

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Results of Operations for the Nine Months ended September 30, 2013 and 2012

Overview

The following table presents an overview of our results of operations for the nine months ended September 30, 2013 and 2012.

	Nine months ended September 30,		Change	Change
	2013	2012	($)	(%)

Revenue	$11,584,428	$10,580,092	$1,004,336	9.49%
Cost of revenue	7,532,799	6,930,249	602,550	8.69%
Gross profit	$4,051,629	$3,649,843	$401,786	11.01%
General and administrative	802,836	491,569	311,267	63.32%
Research and development expense	-	12,418	(12,418)	(100.00)%
Selling expense	438,431	513,352	(74,921)	(14.59)%
Income from operations	$2,810,362	$2,632,504	$177,858	6.76%
Other income	2,221	1,551	670	43.20%
Interest expense	89,714	89,790	(76)	(0.08)%
Income before income taxes	$2,722,869	$2,544,265	$178,604	7.02%
Income taxes	405,903	696,899	(290,996)	(41.76)%
Net income	$2,316,966	$1,847,366	$469,600	25.42%
Foreign currency translation gain	192,747	10,681	182,066	1,704.58%
Comprehensive income	$2,509,713	$1,858,047	$651,666	35.07%

Revenue

The following table sets forth the breakdown of our revenue for the nine months ended September 30, 2013 and 2012, respectively:

	Nine months ended September 30,				Change	Change
	2013	%	2012	%	($)	(%)
Installation services	$7,936,967	68.51%	$9,958,198	94.12%	($2,021,231)	(20.30)%
Fluid equipment sales	1,146,561	9.90%	621,894	5.88%	524,667	84.37%
Fluid equipment control systems trade	2,500,900	21.59%	-	0.00%	2,500,900	—
Total revenue	$11,584,428	100%	$10,580,092	100%	$1,004,336	9.49%

We have a single operating segment. Although we provide and market various products and services, our chief operating decision maker reviews and evaluates one set of combined financial information deciding how to allocate resources and in assessing performance.

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Revenue from installation service was $7,936,967 and $9,958,198 for the nine months ended on September 30, 2013 and 2012, respectively, which represented a $2,021,231 decrease primarily because most of our installation contracts in 2013 were large projects, which require a longer time period to complete and thus revenue from such projects will be recognized in the fourth quarter of 2013 as we recognized revenue on the completed contract method.

For the nine months ended September 30, 2013 and 2012, revenue from sales of our fluid equipment was $1,146,561 and $621,894, respectively, representing an increase of $524,666 primarily due to the accumulated effect of customer growth and acceptance of new products that were upgraded in 2012. The sale quantity of waves and pipes was 5,303 and 19,639 for the nine months ended September 30, 2013, respectively, compared to 3,723 and 10,515 in the same period of 2012, representing an increase of 1,580 or 42.4% and 9,124 or 86.8%.

Revenue from fluid equipment control systems trading was $2,500,900 and $0 for the nine months ended on September 30, 2013 and 2012, respectively, since we developed the trading business from the second half year of 2013.

Cost of revenue

The following table presents a breakdown of our cost of revenue for nine months ended September 30, 2013 and 2012.

	Nine months ended September 30,				Change	Change
	2013	%	2012	%	($)	(%)
Cost of installation services	4,993,304	66.29%	6,441,901	92.95%	($1,448,597)	(22.49)%
Cost of fluid equipment sales	1,014,045	13.46%	488,348	7.05%	525,697	107.65%
Cost of fluid equipment control systems trade	1,525,450	20.25%	-	0.00%	1,525,450	-
Total cost	7,532,799	100%	6,930,249	100%	602,550	8.69%

For nine months ended September 30, 2013 and 2012, cost of our fluid equipment sales were $1,014,045 and $488,348 respectively representing an increase of $525,697, which resulted from our higher popularity and more customers of new products in 2013 the same with the sales fluctuation.

For nine months ended September 30, 2013 and 2012, cost of installation services were $4,993,304 and $6,441,901 respectively, representing a decrease of $1,448,597 because most of our installation contracts in 2013 were the large projects, which need long time period and will complete and recognize cost in fourth quarter of 2013 the same with the sales changes.

We recognized $1,525,450 cost of Fluid equipment controlling system trading in the nine months of 2013 since we developed the trading business from the second half year of 2013.

Gross profit

The following table presents the gross profit of our businesses for the nine months ended September 30, 2013 and 2012.

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	Nine months ended September 30,
	2013		2012
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change ($)	Change (% pt.)

Installation services	2,943,663	37.1%	$3,516,297	35.3%	(572,634)	1.8%
Fluid equipment sales	132,516	11.6%	125,723	20.5%	6,793	(8.9)%
Fluid equipment control systems trading	975,450	39.0%	-	-	975,450	-
Total gross profit	$4,051,629	35.0%	$3,642,020	34.4%	$409,609	0.60%

Gross profit from our fluid equipment sales increased by $6,973 for the nine months ended September 30, 2013 as compared to the same nine-month period of 2012, primarily a result from our higher sales and installation volume and, to a lesser extent, an increase in customers and new products which were upgraded in 2012. The gross profit percentage decreased from 20.5% to 11.6% because we reduced prices to expand the market of our new products as sales volume increased.

Gross profit from installation service decreased by $572,634 for the nine months ended September 30, 2013 as compared to the same nine-month period of 2012, primarily because most of our installation contracts in 2013 were large projects, which require a long time period to complete and thus revenue from such projects will be recognized in the fourth quarter of 2013. The gross profit percentage for nine months of 2013 was consistent with the period of 2012.

Fluid equipment control systems trading contributed $975,450 gross profit during nine months of 2013. Our experience in the industry and relationships with customers of our other services and products allowed us to start and grow this business quickly in 2013.

Expenses

	Nine months ended September 30,				Change	Change
	2013	%	2012	%	($)	(%)
General and administrative expenses	$802,836	64.68%	$491,569	48.32%	$311,267	63.32%
Research and development expense	-	-	12,418	1.22%	(12,418)	(100)%
Selling expense	438,431	35.32%	513,352	50.46%	(74,921)	(14.59)%
Total operating expense	$1,241,267	100%	$1,017,339	100%	$223,928	22.01%

General and administrative expenses

For the nine months ended September 30, 2013, our general and administrative expenses were $802,836 representing an increase of $311,267, compared to that for the period of 2012, primarily due to the cumulative effect of the $250,070 increase of bad debt expense due to more aged receivable balance, the $20,118 increase of depreciation due to the office equipment increased, and the other $41,079 increase including salaries, travelling expense, entertainment expense and so on.

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Research and development expense

For the nine months ended September 30, 2013, our R&D expenses were $nil, representing a decrease of $12,418 as compared to that for the period of 2012. With the support of local government, we built long term cooperation with Zhejiang University, and we only needed pay the R&D expense for specific products rather than paying a confirmed expense per year. We started the R&D agreement with Zhejiang University to develop new high technology products since 2011 and completed in 2012. The R&D expense decreased as we have no cooperation with Zhejiang University for specific products.

Selling expense

For the nine months ended September 30, 2013, our selling expenses were $438,431, representing a decrease of $74,921 as compared to that same period of 2012, primarily due to decrease of sales commission, that were paid to outside agent based on the cash collection of installation services revenue. Usually it is 4.5-5.5% of the cash collected that decreased consistent with the decrease of revenue from installation services.

Interest expense

For the nine months ended September 30, 2013, our interest expenses were $89,714, which was consistent with that for the 2012 period since bank loans remained substantially the same across periods.

Other income

Other income is used to record our non-operating income. For the nine months ended September 30, 2013 and 2012, the other income was primarily a result from a government grant, which were $2,221 and $1,551 respectively provided by local tax department to encourage export our products

Income taxes

For the nine months ended September 30, 2013 and 2012, revenues generated in China were subject to corporate income tax at a unified rate of 25%. For the nine months ended September 30, 2013, HK Hebron conducted business in Shanghai’s Waigaoqiao Free Trade Zone (established June 1990), and the profit is exempt from income tax according to free trade zone regulations. Tax expenses in the nine months ended September 30, 2013 decreased $290,996 compared to the comparable period ended September 30, 2012 mainly due to the $796,592 decrease of the income before income taxes (other than the $975,196 from HK Hebron on which no taxes were due as a result of the free trade zone) in the nine months of 2013 compared the comparable period ended September 30, 2012.

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Results of Operations for the Years ended December 31, 2012 and 2011

The following table presents an overview of our results of operations for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Change ($)	Change (%)

Revenue	$12,000,304	$12,055,057	$(54,753)	(0.45)%
Cost of revenue	7,897,049	8,341,774	(444,725)	(5.33)%
Gross profit	$4,103,255	$3,713,283	$389,972	10.50%
General and administrative	601,841	1,016,098	(414,257)	(40.77)%
Research and development expense	39,661	69,862	(30,201)	(43.23)%
Selling expense	700,393	579,197	121,196	20.92%
Income from operations	$2,761,360	$2,048,126	$713,234	34.82%
Other income	9,265	15,282	(6,017)	(39.37)%
Interest expense	116,370	147,582	(31,212)	(21.15)%
Income before income taxes	$2,654,255	$1,915,826	$738,429	38.54%
Income taxes	701,505	544,615	156,890	28.81%
Net income	$1,952,750	$1,371,211	$581,539	42.41%
Foreign currency translation gain	36,127	152,222	(116,095)	(76.27)%
Comprehensive income	$1,988,877	$1,523,433	$465,444	30.55%

Revenue

The following table sets forth the breakdown of our revenue for the year ended December 31, 2012 and 2011, respectively:

	Year ended December 31,				Change	Change
	2012	%	2011	%	($)	(%)
Installation services	$11,238,379	93.65%	$9,268,793	76.89%	$1,969,586	21.25%
Fluid equipment sales	761,925	6.35%	2,786,264	23.11%	(2,024,339)	(72.65)%
Total revenue	$12,000,304	100%	$12,055,057	100%	$(54,753)	(0.45)%

For the years ended December 31, 2012 and 2011, revenue from sales of our fluid equipment were $761,925 and $2,786,264, respectively, representing a decrease of $2,024,339 as our sales strategy changed. Because the gross margin of our traditional products is low and our traditional products were not competitive in the market, we started the cooperative agreement with Zhejiang University to develop new products with high technology since 2011. We decided to eliminate all old products but only sell new products when the products were upgraded in 2012. The revenue was negatively affected to explore new customers for new products.

Revenues from installation service were $11,238,379 and $9,268,793 for the year ended December 31, 2012 and 2011, respectively, which indicated a $1,969,586 increase, primarily due to the increase of installation contracts amount which averaged $936,532 and $772,399 per contract for the year ended December 31, 2012 and 2011, respectively, through our effort on the marking promotion and installation skill improvement.

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Cost of revenue

The following table presents a breakdown of our cost of revenue for the year ended December 31, 2012 and 2011.

	Year ended December 31,				Change	Change
	2012	%	2011	%	($)	(%)
Cost of installation services	$7,288,799	92.30%	$5,905,460	70.79%	$1,383,339	23.42%
Cost of fluid equipment sales	608,250	7.70%	2,436,314	29.21%	(1,828,064)	75.03%
Total cost	$7,897,049	100%	$8,341,774	100%	$(444,725)	(5.33)%

For the year ended December 31, 2012 and 2011, cost of our fluid equipment sales were $608,250 and $2,436,314 respectively representing a decrease of $1,828,064, which resulted from our sales strategy change to sell only our newly upgraded products in 2012.

For the year ended December 31, 2012 and 2011, cost of installation services were $7,288,799 and $5,905,460, respectively, representing an increase of $1,383,339, primarily due to the increased contracts’ cost amount which was average $607,400 and $492,122 per contract for the year ended December 31, 2012 and 2011, respectively, the same as the change of revenue.

Gross profit

The following table presents the gross profit of our businesses for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012		2011
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Change ($)	Change (% pt.)

Installation services	3,949,580	35.1%	3,363,333	36.3%	586,247	(1.20)%
Fluid equipment sales	153,675	20.2%	349,950	12.6%	(196,275)	7.60%
Total gross profit	4,103,255	34.2%	3,713,283	30.8%	389,972	3.40%

Gross profits from our fluid equipment sales decreased by $196,275 for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to decreased sales that accompanied a change of our business strategy. We eliminated all old products and focused on selling solely new products that we developed in 2012 together with Zhejiang University. As we targeted new customers for our new products, our sales volume was negatively affected. The sales price and gross profit percentage was higher for our new products than our old products.

Gross profits from installation services increased by $586,247 for the year ended December 31, 2012 compared to 2011, primarily a result of the cumulative effect of our installation service business development and installation contracts volume increase since we began to concentrate on and enlarge our installation service business.

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General and administrative expenses

For the year ended December 31, 2012, our general and administrative expenses were $601,841, representing a decrease of $414,257, compared to that for the year ended December 31, 2011.  The decrease primarily resulted from the cumulative effect of the decrease $30,221 of consulting fee for bank loan activities due to the decreased bank loan amount, the decrease $364,949 of bad debt expense due to less aged receivable balance, the decrease $53,612 of meal and entertainment expenses as we recorded all meal and entertainment expenses in selling expenses during 2012, and the increase of $34,524 including salaries, travel expenses, depreciation of office equipment.

Research and development expense

For the year ended December 31, 2012, our R&D expenses were $39,661, representing a decrease of $30,201 as compared to that for the year ended December 31, 2011. With the support of local government, we built the long term cooperation with Zhejiang University, and we only need pay the R&D expense for specific products rather than paying a confirmed expense per year. We started the R&D agreement with Zhejiang University to develop new product with high technology since 2011 and completed in 2012. Most of the R&D work had been completed in 2011, which resulted in the R&D expense decreasing in 2012 compared to that in 2011.

Selling expense

For the year ended December 31, 2012, our selling expenses were $700,393, representing an increase of $121,196 as compared to that for the year ended December 31, 2011. The increase was primarily because (1) our expansion efforts to introduce our new products to the market resulted in increased selling expenses and (2) increased installation service revenues also created higher sales commissions and (3) increased meal and entertainment expenses in selling expenses in 2012 due to more marketing activities.

Interest expense

For the year ended December 31, 2012, our interest expenses were $116,370, representing a decrease of $31,212 as compared to that for the year ended December 31, 2011, primarily due to the decrease of bank loan in 2012 compared to 2011.

Other income

Other income is used to record the company’s non-operating income. For the years ended December 31, 2012 and 2011, the other income primarily resulted from government grants, which were $9,265 and $15,282, respectively, provided by local tax department to encourage exportation of our products.

Income taxes

For the year ended December 31, 2012 and 2011, our revenues were all generated in PRC and were subject to corporate income tax at unified rate of 25%. Tax expenses in the year ended December 31, 2012 increased $156,890 compared to the comparable year ended December 31, 2011 mainly due to the $738,429 increase of taxable income in 2012 compared to that in 2011.

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Financial condition as of September 30, 2013, December 31, 2012 and December 31, 2011

The following table presents an overview of assets, liabilities and shareholders’ equity as of September 30, 2013, December 31, 2012 and December 31, 2011.

	Sep. 30,	Dec. 31,	12/12 to 9/13 Increase (Decrease)		Dec. 31,	12/11 to 12/12 Increase (Decrease)
	2013	2012	($)%		2011	($)%
Current assets
Cash	2,852,795	1,224,732	1,628,063	132.93%	944,422	280,310	29.68%
Restricted cash	-	292,660	(292,660)	-100.00%	51,805	240,855	464.93%
Accounts receivable, net	4,606,698	1,983,690	2,623,008	132.23%	1,625,027	358,663	22.07%
Notes Receivable	81,282	-	81,282	-	31,485	(31,485)	-100.00%
Due from customers, net	1,632,158	1,128,533	503,625	44.63%	982,739	145,794	14.84%
Inventory	2,776,903	1,642,617	1,134,286	69.05%	770,627	871,990	113.15%
Advance to suppliers, net	1,247,608	1,415,998	(168,390)	-11.89%	1,075,312	340,686	31.68%
Other receivable, net	1,410,134	157,088	1,253,046	797.67%	80,532	76,556	95.06%
Due from Related Party	205,303	-	205,303	-			-
Deferred tax assets	355,578	182,440	173,138	94.90%	153,608	28,832	18.77%
Prepaid expenses and other current assets	48,363	-	48,363	-			-
Total current assets	15,216,822	8,027,758	7,189,064	89.55%	5,715,557	2,312,201	40.45%
Non-current assets
Property, plant and equipment - net of accumulated depreciation	3,971,570	3,027,990	943,580	31.16%	2,213,203	814,787	36.81%
Land use rights, net of accumulated amortization	1,406,021	1,416,895	(10,874)	-0.77%	1,464,037	(47,142)	-3.22%
Security Deposit	97,539	95,221	2,318	2.43%	94,454	767	0.81%
Deferred tax assets	55,541	40,147	15,394	38.34%	37,967	2,180	5.74%
Total assets	20,747,493	12,608,011	8,139,482	64.56%	9,525,218	3,082,793	32.36%
Current liabilities
Short-term loans	1,121,696	1,072,829	48,867	4.55%	1,763,141	(690,312)	-39.15%
Account payable	2,726,048	233,078	2,492,970	1069.59%	518,798	(285,720)	-55.07%
Bank acceptances notes payable	-	258,685	(258,685)	-100.00%	94,454	164,231	173.87%
Advances from customers	4,472,153	2,023,673	2,448,480	120.99%	1,205,067	818,606	67.93%
Due to related party	-	94,693	(94,693)	-100.00%	-	94,693	-
Tax payable	3,290,219	2,477,651	812,568	32.80%	1,574,508	903,143	57.36%
Accrued expenses and other current liabilities	280,397	100,135	180,262	180.02%	10,860	89,275	822.05%
Total liabilities	11,890,513	6,260,744	5,629,769	89.92%	5,166,828	1,093,916	21.17%
Shareholders’ equity
Common stock	1,000	1,000	-	0.00%	1,000	-	0.00%
Paid-in capital	1,079,970	3,119,970	(2,040,000)	-65.39%	119,970	3,000,000	2500.63%
Subscription receivable	(960,000)	-3,000,000	2,040,000	-68.00%	-	(3,000,000)	-
Retained earnings	8,263,396	5,946,430	2,316,966	38.96%	3,993,680	1,952,750	48.90%
Accumulated comprehensive income - foreign currency	472,614	279,867	192,747	68.87%	243,740	36,127	14.82%
Total shareholders’ equity of the Company	8,856,980	6,347,267	2,509,713	39.54%	4,358,390	1,988,877	45.63%
Total liabilities and shareholders’ equity	20,747,493	12,608,011	8,139,482	64.56%	9,525,218	3,082,793	32.36%

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Restricted cash

Restricted cash represents required cash deposits as a part of collateral for bank notes payable. We are required to maintain approximately 50% of the balance of the bank notes payable to ensure future credit availability. Restricted cash balance increased as of December 31, 2012 compared to 2011 because the notes payable balance increased. Restricted cash balance as of September 30, 2013 was $0 because the notes payable balance had been paid.

Accounts receivable

The balance at the end of 2012 had an increase of $358,663 as compared to 2011. The increase primarily resulted from the sales of project installation increase that led to a slower than normal accounts receivable collection due to the nature of installation business. The balance on September 30, 2013 increased $2,623,008 as compared with at December 31, 2012. The increase was primarily due to our practice of collecting accounts receivable near the year end. As of September 30, 2013, most of our installation service receivables had not been collected.

Due from customers

Due from customers represents the amounts retained from the Company’s customers to ensure the quality of product installation and any possible follow-up maintenance related to such installation. The term of the collection of due from customers is typically one year after the completion date of installation projects. If there is no dispute for the installation project, it should be paid to the Company. The balance at the end of 2012 increased $145,794 as compared to 2011, resulting from the sales of project installation increase. The balance ended on September 30, 2013 increased $503,625 as compared with the balance at December 31, 2012. The increase was primarily due to our practice of collecting accounts receivable near the year-end. As of September 30, 2013, most of our due from customers had not been collected that had been generally collected by year end of 2013

Inventory

The balance at the end of this period consisted of raw materials, finished goods, work-in-process, and installation projects in process that had not been completed.

Inventories at September 30, 2013 and December 31, 2012 consisted of the following:

	September 30, 2013	December 31, 2012	December 31, 2011

Raw materials	$134,775	$192,990	$84,407
Work-in-process	-	32,088	71,021
Finished goods	1,056	66,027	194
Installation projects in process	2,641,072	1,351,512	615,005
	$2,776,903	$1,642,617	$770,627

The balance of installation projects in process at the end of 2012 increased as compared to 2011, resulting from the increase of project installation sales and the more uncompleted installation projects at the end of 2012 than that of 2011. The balance of installation projects in process at September 30, 2013 increased because most of our installation contracts in 2013 were large projects, which require a longer time period to complete and thus were not complete as of September 30, 2013. At the year end of 2013, most of the large projects had been finished.

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Advances to supplier

Advances to supplier represent the amounts advanced to certain suppliers for raw materials, plant and equipment, sub-contract payment and factory rent that were interest free and unsecured. The balance as of December 31, 2012 increased $340,686 compared with that as of December 31, 2011. The balance as of September 30, 2013 decreased $168,390 compared with that at the end of year 2012. The change in balance reflected the fluctuations in ongoing projects. As ongoing projects increase or decrease, the balance in such accounts adjusts accordingly.

Deferred tax assets

Deferred tax assets represents the amount of the timing differences between the tax law and accounting principal such as accumulative depreciation and bad debt provision as of September 30, 2013 and December 31, 2012 and 2011. Such amount has increased since 2011 as a result of differences between bad debt provision and depreciation, as calculated on a US GAAP basis and a tax basis.

Property, plant and equipment and construction in progress

Our property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method.

Construction in progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs prior to the date of reaching the expected usable condition. Construction in progress is transferred to the property, plant and equipment and depreciation commences when the asset has been substantially completed and reaches the expected usable condition.

Property, Plant and Equipment consists of the following:

		September 30, 2013	December 31, 2012	December 31, 2011
Building Interior Decoration and Upkeep	a	$137,851	$134,576	$133,490
Machinery equipment	b	3,751,761	2,966,338	2,735,890
Transportation equipment	c	33,633	32,834	32,570
Office equipment	d	98,927	89,219	88,500
Construction in progress	e	1,434,998	980,464	-
		5,457,170	4,203,431	2,990,450

Less: accumulated depreciation	f	1,485,600	1,175,441	777,247

Property, plant and equipment, net		$3,971,570	$3,027,990	$2,213,203

a.	Buildings mainly consist of our manufacturing building and its supporting facilities.
b.	Machinery equipment represents the production equipment and installation equipment purchased from third parties. Purchases of installation equipment during the first nine months of 2013 increased the balance in that period.
c.	Transportation equipment represents automobiles for our business use.
d.	Office equipment represents office computers, printers, desks and other office appliances.
e.	The construction projects represented the construction costs of a new office and manufacturing building, which has not yet been transferred to fixed assets. We invested more in the new office and manufacturing building during the nine month period of 2013, which increased the balance.

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f.	For the year ended December 31, 2012 and 2011, the Company recorded depreciation expenses of $391,735 and $306,360, respectively. Depreciation expense charged to operations was $278,381 and $391,735 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

Land use right

The Company states land use right at cost less accumulated amortization. All land in the People’s Republic of China is government owned and cannot be sold to any individual or company. However, the government grants the user a land use right to use the land. We received the right to use 17,537 square meters of property for 25 years from January 1, 2012 to December 31, 2036. Although the land use right is granted for 25 years, under PRC law, our land use right may only be protected for 20 years. Moreover, if we do not actively use the property for two years, there is a risk that the land use right will be terminated.

The land use rights are amortized using the straight-line method during the contract period. For the year ended December 31, 2012 and 2011, amortization expense amounted to $59,037 and $0, respectively. For the nine months ended September 30, 2013 and the year ended December 31, 2012, amortization expense amounted to $44,844 and $59,016, respectively.

Security Deposit

Security Deposit represents the office building long-term lease contract deposit as of September 30, 2013 and December 31, 2012.

Short-term loan

Short-term loans consisted of the following as of September 30, 2013, December 31, 2012 and December 31, 2011.

Lender	September 30, 2013	Term	Interest Rate/Year
Bank of China LongWan Branch	$219,463	April 19, 2013 to April 4, 2014	7.020%
Bank of China LongWan Branch	265,793	May 6, 2013 to May 5, 2014	7.020%
Bank of China LongWan Branch	224,339	July 2, 2013 to June 19, 2014	7.500%
Bank of China LongWan Branch	265,793	July 2, 2013 to June 19, 2014	7.500%
WenZhou Bank	146,308	Sept. 22, 2013 to Sept. 22, 2014	7.320%
Total	$1,121,696

Lender	December 31, 2012	Term	Int. Rate/Year
Bank of China LongWan Branch	$488,010	July 3, 2012 to July 2, 2013	7.888%
Bank of China LongWan Branch	259,479	July 10, 2012 to May 6, 2013	7.500%
Bank of China LongWan Branch	182,508	April 17, 2012 to April 16, 2013	9.184%
WenZhou Bank	142,832	Sept. 3, 2012 to Sept. 3, 2013	7.320%
Total	$1,072,829

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Lender	December 31,2011	Term	Interest Rate/Year
Bank of China LongWan Branch	$321,144	March 2, 2011 to March 1, 2012	7.272%
Bank of China LongWan Branch	299,104	July 11, 2011 to July 6, 2012	7.872%
Bank of China LongWan Branch	458,102	July 7, 2011 to July 5, 2012	7.872%
Bank of China LongWan Branch	181,037	Sep. 15, 2011 to Aug. 28, 2012	8.200%
Argricuture Cooperation bank	204,650	Aug. 4, 2011 to Feb. 1, 2012	11.880%
WenZhou Bank	141,681	Aug. 19, 2011 to Aug. 16, 2012	11.700%
WenZhou LongWan Small loan financing Corporation	157,423	July 21, 2011 to Jan. 10, 2012	23.040%
Total	$1,763,141

The loans outstanding were guaranteed by the shareholders’ immediate family members and unrelated third parties. For the years ended December 31, 2012 and 2011, we recorded interest expense of 120,960 and $150,273, respectively. For nine months ended September 30, 2013 and the year ended December 31, 2012, the Company recorded interest expense of $60,774 and $120,960, respectively.

Account payable

Account payables balance as of December 31, 2012 decreased $285,720 as compared with that at the end of year 2011, primarily from the decrease of fluid equipment sales, which led to less purchase of raw materials. Accounts payable balances as of September 30, 2013 increased $2,492,970 compared with that at December 31, 2012. The increase was primarily because most of our installation contracts in 2013 were large projects, which require a longer time period to complete. Because we typically hire third parties to do the air compressing, water purification, system automation, water cooling and other components that we do not specialize in, the uncompleted projects led to a large increase of projects account payable.

Advances from customers

Advances from customers mainly represents the amount paid by installation service customers according to the installation contract. The balance as of December 31, 2012 increased $818,606 as compared with that at the end of year 2011 because of the increase of installation service revenue. The balance as of September 30, 2013 increased $2,448,480 as compared with that at year end 2012 because most of our installation contracts in 2013 were large projects, which require a longer time period to complete. The advances amount from customers did not transfer to revenue as the projects were not yet completed.

Due to related party

As of December 31, 2012, the Company had an aggregate of $94,693 due to related party for expenses paid by ZheJiang Hebron Technology Co., Ltd., an entity controlled by the same shareholder of the Company. The balance was non-interest bearing and due on demand. As of September 30, 2013, the Company has an aggregate of $205,303 due from a related party named ZheJiang Hebron Technology Co., Ltd, that represented the amount borrowed by Zhejiang Hebron Technology Co., Ltd for Liquidity demand

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Taxes payable

Taxes payable mainly represented the income tax and business tax liability as of September 30, 2013 and December 31, 2012 and 2011. The tax payable consisted as follows.

	September 30, 2013	December 31, 2012	December 31, 2011

Income tax payable	$2,533,026	$1,893,306	$1,152,723
Value added tax payable	(12,996)	(33,798)	-
Business tax payable	641,603	513,480	358,378
Other taxes payable	128,586	104,663	63,407
Total taxes payable	$3,290,219	$2,477,651	$1,574,508

In the normal course of business, our Company may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more-likely-than-not to be sustained upon audit based on the technical merits of the tax position. We record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. We recorded a potential tax liability at the period-end for the possible underpayment of income and business taxes which result in our income tax and business tax payable balance continue increased at September 30, 2013 and December 31, 2012.

For the value added tax payable, the negative balance represented the input value added tax from purchased materials. The input value added tax offsets the output value added tax payable.

Retained earnings

Retained earnings increased from net profit in the nine months ended on September 30, 2013 and during the year ended December 31, 2012.

Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities. Our current cash and cash equivalents primarily consist of cash on hand, which are unrestricted as to withdrawal and use and are deposited with banks in China.

Our anticipated short-term and long-term liquidity requirements primarily include working capital for funding our ongoing operations. We plan to fund our future liquidity requirements from cash provided by operating activities. We currently anticipate that we will be able to meet our needs to fund our operations beyond the next twelve months with operating cash flows and existing cash balances.

As of September 30, 2013 and December 31, 2012 and 2011, we had cash and cash equivalents of $2,852,795, $1,224,732 and $944,422, respectively, consisting primarily of cash on hand. We believe that our current cash, cash flows provided by operating activities and access to help from our related party will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

The following table provides information about our working capital at September 30, 2013 and December 31, 2012 and 2011.

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Working Capital

	September 30,	December 31,	December 31,
	2013	2012	2011
Current Assets	$15,216,822	$8,027,758	$5,715,557
Current Liabilities	11,890,513	6,260,744	5,166,828
Working Capital	3,326,309	1,767,014	548,729

Cash Flows

The following table provides detailed information about our net cash flows for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011.

	For the nine months ended September 30,		For the years ended December 31,
	2013	2012	2012	2011
Net cash provided by operating activities	$2,758,008	$1,679,859	$2,147,452	$2,382,137
Net cash used in investing activities	(1,138,468)	(853,251)	(1,188,248)	(2,580,784)
Net cash provided by (used in) financing activities	(38,991)	172,328	(686,666)	703,396
Effect of exchange rate changes on cash and cash equivalents	47,514	1,697	7,772	27,059
Net increase in cash and cash equivalents	1,628,063	1,000,633	280,310	531,808
Cash and cash equivalents, beginning of period	1,224,732	944,422	944,422	412,614
Cash and cash equivalents, end of period	$2,852,795	$1,945,055	$1,224,732	$944,422

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2013 was $2,758,008, representing an increase $1,078,149 compared to $1,679,859 for the nine months ended September 30, 2012, primarily due to (i) an increase of the net income $469,600, (ii) an increase of 353,398 of the provision for doubtful accounts due to more aged receivable balance, (iii) a total increase of $422,822 of the changes in operating assets and liabilities, (iv) a total decrease of $13,101 of the depreciation and amortization because of the multiple effect of additional fixed assets and full depreciated fixed assets during the nine months of 2013 and (v) a decrease of $154,570 of deferred tax assets.

Net cash provided by operating activities for the year ended December 31, 2012 was $2,147,452, representing a decrease $234,685 compared to $2,382,137 for the year of 2011, primarily due to (i) an increase of the net income $581,539, (ii) a total increase of $144,390 of the depreciation and amortization because of the fixed assets purchased in 2012 and the land use right acquired in the December of 2011, (iii) an increase of $67,571 due to deferred tax assets, (iv) a decrease of 450,201 of the provision for doubtful accounts due to less aged receivable balance and (v) a total decrease of $577,984 of the changes in operating assets and liabilities.

Investing Activities

Net cash used in investing activities was $1,138,468 for the nine months ended September 30, 2013, representing an increase $285,217 compared to $853,251 for the nine months ended September 30, 2012. The increase was primarily due to (i) an increase of investment $712,64 for the property and equipment and (ii) a decrease of investment $427,431 for the construction in progress of new office and factory building.

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Net cash used in investing activities was $1,188,248 for the year ended December 31, 2012, representing a decrease $1,392,536 compared to $2,580,784 for the year of 2011. The decrease was primarily due to (i) a decrease of investment $931,764 for the property and equipment, (ii) a decrease of investment $1,440,878 for the acquisition of land use right and (iii) an increase of investment $980,106 for the construction in progress of new office and factory building.

Financing activities

Net cash used in financing activities was $38,991 for the nine months ended September 30, 2013, while the net cash $172,328 was provided by financing activities for the nine months ended September 30, 2012, which represented a decrease $211,319. The decrease was mainly attributable to (i) a decrease of $953,844 due to the change of outside loans, (ii) a decrease $1,191,985 due to the current account due from related party, (iii) a decrease $304,665 due to the change in bank acceptances notes payables, (iv) an increase $1,678,051 due to additional short-term bank loans and (v) an increase $561,124 due to the change in restricted cash.

Net cash used in financing activities was $686,666 for the year ended December 31, 2012, while the net cash $703,396 was provided by financing activities for the year of 2011, which represented a decrease $1,390,062 net cash provided by financing activities. The decrease was mainly attributable to (i) a decrease $1,361,298 due to the repayment of short-term bank loans, (ii) an increase $94,658 advanced to related party, (iii) an increase $70,444 due to proceeds from bank acceptance notes payables and (iv) a decrease $193,866 due to the release of restricted cash.

Loan facility

As of September 30, 2013, we had $1,121,696 in short-term bank loans. These are bank loans with a one year maturity and must be paid in full upon maturity. We have had good credit performance all the time and believe our current creditors will renew their loans to us after our loans mature as they did in the past. For more details about our debts, please see the Notes to the consolidated financial statements.

Obligations Under Material Contracts

We have signed a non-cancelable operating lease agreement to lease our main office space through December 31, 2015. The future minimum rental payments will be $590,500. For more details about our rental payments required for the coming years, please see the Notes to the consolidated financial statements. We have no other obligations under material contracts. The Company’s subsidiary Hebron Automation was formed in September 24, 2012. Total registered capital of Hebron Automation is USD 3 million, which is required to be funded by the Company within two years after the date of its inception. The first installment of USD 750,000 has been paid on January 15, 2013.  The second installment of USD 1,290,000 was paid on June 9, 2013. The remaining balance is required to be paid in full before February 2014. As of the time of this filing, the balance has not yet been paid. Although the newly amended Corporate Law of China, which is to become effective on March 1, 2014, will repeal minimum registered capital requirements and installation payments, there is no clear explanation of what is to become of remaining balances existing prior to March 1, 2014; pending a contrary determination, we are proceeding as though we will remain obligated to make further installment payments.

Capital Expenditures

We have been constructing our new office and factory building. We have spent $1,464,037 on the purchase of land use right in December of 2011 that was recorded as $1,406,021 net of accumulated amortization ended September 30, 2013. Then, we invested $1,434,998 in the construction of new buildings in the nine months ended September 30, 2013. We plan to continue to invest approximately $15,000,000 to complete the construction of new building before the end of fiscal 2015.

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Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the nine months ended September 30, 2013 and the year ended December 31, 2012 and 2011 that have or that in the opinion of management, are likely to have, a current or future material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks, including market risk (including currency risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated sales and consolidated costs and expenses are denominated in the RMB. All of our assets are denominated in the RMB. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders' equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2013 and December 31, 2012, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. As of September 30, 2013 and December 31, 2012, we had the following short-term loans:

Lender	Balance at September 30, 2013	Term	Interest Rate/Year
Bank of China, LongWan Branch	$219,463	4/19/13 – 4/4/14	7.020%
Bank of China, LongWan Branch	265,793	5/6/13 – 5/5/14	7.020%
Bank of China, LongWan Branch	224,339	7/2/13 – 6/19/14	7.500%
Bank of China, LongWan Branch	265,793	7/2/13 – 6/19/14	7.500%
WenZhou Bank	146,308	9/22/13 – 9/22/14	7.320%
Total	$1,121,696

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Lender	Balance at December 31, 2012	Term	Interest Rate/Year
Bank of China, LongWan Branch	$488,010	7/3/12 – 7/2/13	7.888%
Bank of China, LongWan Branch	259,479	7/10/12 – 5/6/13	7.500%
Bank of China, LongWan Branch	182,508	4/17/12 – 4/16/13	9.184%
WenZhou Bank	142,832	9/3/12 – 9/3/13	7.320%
Total	$1,072,829

As of December 31, 2012 and September 30, 2013, we had no long-term interest-bearing assets or long-term interest bearing liabilities.

Credit Risk

Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Business

Corporate Information

Overview

We develop, manufacture and provide customized installation of valves and pipe fittings for use in the medical, biological, food and beverage, semi-conductor, electronic and other clean industries. We are a highly specialized high-tech enterprise producing, researching, developing and installing valves and pipe fitting products with an established domestic and international network. We offer our customers comprehensive pipeline design, installation and construction.

We provide our valve and pipe fitting products and installation services in the following areas:

•	Medicine
•	Biology
•	Food
•	Beverage
•	Semi-conductor
•	Electronics

Our sales network has presence in Shanghai, Beijing, Chengdu, Wenzhou, Taiwan and Hong Kong. We sell approximately 80% of our products in China, and the remaining 20% of our products are sold internationally, primarily in the United States, the United Kingdom, Russia, Italy and Malaysia. We provide all of our installation services domestically, so the foregoing percentages do not include sales of products that are included in domestic product installations.

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In addition to selling our products to third parties for installation, we also provide installation services for our customers in China. A significant majority of our revenues have come from these installation services. We anticipate that we will continue to derive significant income from our installation services, both of our products and those purchased from third parties. The profit margins associated with installing our customized valve and pipe fitting designs have historically been higher than those associated with the sale of our products for installation by third parties.

The Company is located in Wenzhou in the Southeastern Zhejiang Province, which is situated on the south bank of the Ou River, some 19 miles (30 km) from its mouth. The estuary of the Ou River is filled with small islands and mud banks, but the port is accessible by ships of up to about 1,000 tons. The Ou long provided the main transport artery for the mountainous southeastern section of Zhejiang. The Company is adjacent to the Wenzhou airport, train station and international container terminal.

Wenzhou, with its tradition as a commercial city, its dense population, and the scarcity of cultivated land in the region, long has been home to those highly skilled at doing business. Its citizens started their own household businesses and workshops in the early 1970s, and their efforts redoubled later in the decade as China officially began to liberalize economic policy and to move toward more of a market system. This became known as the “Wenzhou model”; there are now tens of thousands of Wenzhou merchants doing business around the country and abroad.

In 1984 Wenzhou was designated one of China’s “open” cities in the new policy of inviting foreign investment, and there was considerable economic growth. Local products now include ceramics, machinery, chemicals, electronics, processed foods, and wearing apparel; shipbuilding is also important. The region’s transportation infrastructure has been greatly improved. A branch rail line, completed in the late 1990s, links the city with the Zhejiang-Jiangxi trunk line at Jinhua. Expressways northeast to Ningbo and northwest to Jinhua opened for traffic in the early 21st century. Newer and larger port facilities also have been constructed, including docks near the mouth of the Ou River with berths capable of accommodating 10,000-ton ships. The city’s airport, on the seacoast, provides scheduled flights to many cities in the country. The population was 3,0395,00 according to the 2010 Chinese Census.

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Corporate Structure

Below is a chart representing our current corporate structure:

Hebron Technology Co., Ltd, (“Hebron Technology”) is a limited company established under the laws of the British Virgin Islands pursuant to the BVI Business Companies Act on May 29, 2012 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

Hebron Technology owns 100% interest of Hong Kong Hebron Technology Limited (“HK Hebron”), a limited liability company formed in accordance with laws and regulations of Hong Kong on June 14, 2011.

On October 30, 2012, HK Hebron entered into an equity transfer agreement with Zhejiang Xibolun Technology Co., Ltd. (“Zhejiang Xibolun”), in which HK Hebron agreed to acquire 100% ownership interest of Wenzhou Hebron Automation Project Technology Col, Ltd. (“Hebron Automation”) from Zhejiang Xibolun.

On June 30, 2011, HK Hebron entered into an equity transfer agreement with one shareholder of Wenzhou Hebron Fluid Equipment Co., Limited (“Hebron Equipment”), in which HK Hebron agreed to acquire 30% ownership interest of Hebron Equipment from one shareholder for RMB 300,000. On July 29, 2013, the remaining shareholder transferred his 70% ownership interest in Hebron Equipment to Hebron Automation for RMB 700,000, which is a wholly owned subsidiary of HK Hebron. Subsequent to the transfers, Hebron Equipment became a wholly owned subsidiary of the Company by virtue of HK Hebron owning 30% and HK Hebron’s subsidiary, Hebron Automation, owning the remaining 70% of Hebron Equipment.

Hebron Equipment and Hebron Automation are engaged in the manufacture of fluid equipment including valves, pumps, pipe fitting and others, with particular emphasis on the intellectualizing valves and installation service for pharmaceutical engineering construction.

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For accounting purpose, the above mentioned transactions were accounted for in a manner similar to a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Hebron, which own 100% of Hebron Automation and Hebron Equipment (by virtue of 30% direct ownership and 70% indirect ownership through Hebron Automation), were effectively controlled by the same majority shareholders of Hebron Equipment. Therefore, Hebron Technology, HK Hebron, Hebron Automation and Hebron Equipment are all considered under common control. The consolidation of Hebron Technology and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Hebron Equipment is engaged in the manufacture of fluid equipment including valves, pumps, pipe fittings and others, with a particular emphasis on intelligentized valves and installation service for pharmaceutical and engineering construction.

Our Industry

From 2003 to 2009, China’s valve industry experienced a period of rapid growth with a Compound Annual Growth Rate of 33.5%. In recent years, however, the valve market demand started to slow down from 2010 onwards, and China’s valve output growth rate fell accordingly, down 8.9% thought May 2013.

China’s valve production market competition features a high degree of regional concentration, mainly in Zhejiang, Henan, Jiangsu, Liaoning, Fujian and other provinces and cities. In 2012, output from the top five provinces accounted for 74% of the total production. Since 2009, China has ranked first worldwide in valve export scale. Although the valve industry in China has historically been fragmented, in 2012 the industry began to consolidate, with a relatively small number of larger companies offering diverse products to satisfy market needs.

Global demand for industrial valves is expected to rise annually through the next few years during the expected economic recovery in the U.S. and Western European markets. The top export destinations have remained relatively stable through the global economic crisis and subsequent recovery.

Our Products

Our product line was originally focused on the construction service and pharmaceutical engineering sectors. In 2005, we shifted our product line to focus primarily on the pharmaceutical engineering sector. We focus on innovation and developing new products. In the years ended December 31, 2012 and 2011, product sales have constituted approximately 6.35% and 23.11% of our revenues, respectively.

Our products are used in the medical, biological, food and beverage, semi-conductor, electronic and other clean industries. All of our products are produced and in compliance with China Good Manufacturing Practices and the United of America Food and Drug Administration requirements. Our products enjoy a good reputation in the industry and are exported to more than 20 countries throughout the world, including the United States and those located in Europe and the Middle East. Additionally, we have established sales offices in Shanghai, Beijing, Chengdu, Taiwan, Hong Kong, and Wenzhou City, and branch offices in Taiwan and Italy.

Diaphragm Valve

We have multiple variations of the diaphragm valve including the process control diaphragm valve, pneumatic diaphragm valve, manual diaphragm valve and three-way diaphragm valve and diaphragm tank bottom valve. All of these valves are widely used in the bio-pharmacy, bio-vaccines, electronic semiconductor, water purification and food and beverage industries. These valves can be designed and manufactured according to customers’ unique specifications, such as working temperature, connection mode, driving mode, and control mode.

Our flagship product, the process control diaphragm valve, is a microprocessor-based smart locator. It can adjust the valve opening quickly and accurately allowing it to achieve the control of fluid flow rate, temperature. This valve is user-customizable and features remote automatic control, which makes it suitable for use in sealed spaces.

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Angle Seat Valve

The angle seat valve is a pneumatic valve, which is widely used in the process of food and chemicals, and sterilization, including high-pressure sterilization. These valves can be designed and manufactured according to customers’ unique specifications, such as working temperature, connection mode, driving mode, and control mode.

Sanitary Centrifugal Pump

The Sanitary Centrifugal Pump is a centrifugal pump with an open impeller design. It is made from stainless steel to provide for better pressurization, earthquake resistance, impact resistance, lower operating noise and to protect against corrosive substances. The pump uses a hydrodynamic design to decrease its operating temperature.

Sanitary Liquid-Ring Pump

Our Sanitary Liquid-Ring Pump is a self-priming pump specially designed for pumping with gas or other gas liquids. This pump is used in the food, chemical and pharmaceutical industries. In addition, this pump can be used with volatiles such as alcohol, acetone or other solvents and near the boiling point temperature of other liquids. The pump can be used to perform both exhaust and intake functions.

Clean-in-Place (“CIP”) Return Pump

Our CIP Return Pump is specially designed for pumping with gas or other gas liquids. This pump is used in the food, chemical and pharmaceutical industries. In addition, this pump can be used with volatiles such as alcohol, acetone or other solvents and near the boiling point temperature of other liquids. The pump can be used to perform both exhaust and intake functions. The CIP design allows for easier cleaning without requiring disassembly of the closed pipe system, making it appropriate for use in industries that demand high levels of hygiene and frequent cleaning of systems.

Sanitary Ball Valves

Our sanitary ball valves are used in the biological, pharmaceutical, water purification, food and beverage industries. The ball valves are designed for simple operation and can open and close rapidly. The valves are designed to eliminate dead legs (the inhibition of fluid-flow), have good seal performance and are resistant to high temperatures.

Sanitary Pipe Fittings

Our sanitary pipe fittings are used in biological, pharmaceutical, water purification, electronics and semi-conductor fields and are commonly used in the water injection process. The major designs include elbows, tees, crosses, head size, 180-degree u-tee and connectors. These pipe fittings are compliant with bio-pharmaceutical standards.

Sources of Raw Materials

The primary raw materials used in our products are (a) stainless steel, steel plates and steel strips, which constitute approximately 30% of our costs, (b) electronic components, which constitute approximately 20% of our costs, (c) water and electricity, which constitute approximately 5% of our costs and (d) miscellaneous raw materials, which constitute in the aggregate approximately 5% of our costs. We purchase raw materials on the market at prevailing market prices. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price.

We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials.

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Three suppliers have historically occupied more than 10% of our total expenses. Below is a table showing the percentage of purchases from such suppliers to the extent it exceeds 10% of our expenses in a given period:

	Percentage of Expenses
	Nine Months Ended September 30,		Year Ended December 31,
Purchaser Name	2013	2012	2012	2011

Wenzhou Vast Fluid Equipment Co., Ltd.	25.52%	24.88%	27.65%	14.32%
Hangzhou Bo Flow Technology Co., Ltd.	*	13.01%	11.44%	12.95%
Wenzhou New Fung Fluid Equipment Co., Ltd.	*	14.28%	14.01%	11.83%

*	Less than 10% of expenses.

Our Services

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We specialize in designing and implementing solutions for industries with a high need for sanitary fluid systems, such as pharmaceutical companies, beverage production companies, medical, biological, semi-conductor, electronic and other clean industries. Due to the requirements in these industries to avoid contamination, we focus on designing systems that may be easily and frequently cleaned and maintained. We use skilled workers to install these systems. Because the scope of a given project can be relatively large, our revenues per installation project tend to be much higher than the average product order; accordingly, installation services make up the largest component of our revenues. In the years ended December 31, 2012 and 2011, installation services have constituted approximately 93.65% and 76.89% of our revenues, respectively.

Distribution Channels and Methods of Competition

International Markets

All of our products are available for sale to international markets. We plan to increase our exports globally. In particular, we plan to develop new markets in the Europe, Australia, Japan and Korea. Approximately 20% of sales of products are currently international, primarily in the United States, the United Kingdom, Russia, Italy and Malaysia. We provide all of our installation services domestically, so the foregoing percentages do not include sales of products that are included in domestic product installations.

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The following is a list of products sold internationally and the countries in which such products are sold.

Country	Products Sold
Australia	Butterfly Valves and Pressure Relief Valves
Brazil	Valves and Ball Valves
Egypt	Diaphragm Sampling Valves
Hungary	Diaphragm Valves
India	Clamps
Jordan	Valves, Diaphragm Valves and Ball Valves
Korea	Heavy Clamps
Latvia	Diaphragm Valves, Safety Valves and Check Valves
Malaysia	Diaphragm Valves
Mexico	Butterfly Valves
Netherlands	Pipe Fittings and cleaning Balls
New Zealand	Valves and Diaphragm Valves
Peru	Diaphragm Valves and Pipe Fittings
Russia	Rough Polishing Tubes
South Africa	Valves and Ball Valves
Switzerland	Heavy Clamps
United Kingdom	Connectors
United States	Electrical Fitting Casts and Pressure Relief Valves

Domestic Markets and Customers

Our sales network has a presence in Shanghai, Beijing, Chengdu, Taiwan, Hong Kong, and Wenzhou City.

Customer Concentration

Because of the nature of our business, which involves relatively large value sales of installation services or products to a discrete number of customers, sales to a small number of customers amount to a great percentage of our total revenue. While we are not affected by seasonality as such, our results for any period are subject to volatility based on when a given customer makes a large payment. During the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, our five largest customers accounted for approximately 87.38%, 63.49%, 56.93% and 48.58% of our total revenues, respectively.

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Summary of Customer Agreements

Our customers order our services and products using our form of purchase agreement, the material terms of which are summarized below. While the contract price depends on the services or products we deliver in any particular case, the remaining business terms are generally similar.

Shortly after signing a purchase order, our customers are generally required to pay 30% of the aggregate contract price. Upon acceptance of products, our customers are generally required to pay between 20% and 30% of the contract price. Upon installation, our customers generally pay 25% to 30% of the contract price. The remaining 5% to 10% of the contract price is considered a quality guaranty, which is paid shortly after the end of the one year period beginning on customer acceptance of delivery or installation. During this one year quality assurance period, we cooperate with our customers to ensure the products work as expected, repairing or paying for the cost of repair or replacement for covered occurrences during such period. Upon receipt of the payment for 90% of the contract price, we issue a full value added tax (“VAT”) invoice in anticipation of receipt of the quality guaranty payment.

Methods of Competition

We plan to compete domestically by establishing branch agencies and offices in more cities in China, beginning with Beijing, through direct sales, distributors and integrators. In addition, we advertise our products and services online, which enables our customers to choose suitable products for their needs and communicate by telephone, email and in person with Company technicians.

In order to compete internationally we have implemented multiple strategies. First, we promote our brand through our sales staff, trade shows, international fairs, internet, direct communications with potential customers, and business networks. In addition, we plan to develop new markets in the United States, Europe, Australia, Japan and Korea.

Our advantages over our competitors are that our products and pricing can be easily tailored to the customers’ needs and we price our products aggressively. We have short cycles in providing products, on average it takes only one week from receiving orders to delivery to the customer. All of our products are in compliance with GMP and FDA standards. We provide excellent after-sales service to our customers as well. We pride ourselves on high quality products, so that our customers have received value for the price they pay.

Our regional sales managers are Xu Kaiming, Li Qiang, Huang Feng, Sun Ze, Tang Benxi and Liu Lida. The sales managers are responsible for maintaining sales orders and the office environment, the timely capture of market information, understanding market dynamics, and developing and implementing marketing plans. The regional sales managers are also responsible for reporting on sales and preparing weekly and monthly sales reports to assist leadership in strategic decisions. The regional sales managers are in constant communication with the production department to formulate marketing plans. Lastly, the sales managers assist the general manager with advertising artwork design and audits.

Our Competitive Position

Our primary competitors are the following companies. We have set forth our assessment of our companies’ relative strengths and challenges. This table represents our belief about our competitive position and is based on our observations, rather than objective data. Our assessment may not be shared by others, including such competitors, but it does represent management’s assessment of our industry position.

Competitor	Products/Services	Comparative Strengths/Challenges
Nanjing Yuan Chong Bio-Engineering Co., Ltd.	Valves and valve-related products	We compete against their products on the basis of lower prices and superior brand recognition.
GEMÜ Gebr. Müller Apparatebau GmbH & Co. KG (“GEMÜ”)	Valves and valve-related products	We believe GEMÜ’s international brand name is more well-known. We compete with GEMÜ on the basis of price and delivery/installation speed.
Christian Bürkert GmbH & Co. KG (“Bürkert”)	Valves and valve-related products	We believe Bürkert’s international brand name is more well-known. We compete with Bürkert on the basis of price, delivery/installation speed and service.

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Crane Process Flow Technologies Ltd. (“Saunders Valves”)	Valves and valve-related products	We believe Saunders Valves’ international brand name is more well-known. We compete with Saunders Valves on the basis of price, delivery/installation speed and service.
GEA Group Aktiengesellschaft (“GEA”)	Valves, valve-related products and installation services	We believe GEA’s brand is more well-known. We compete with GEA’s installation services on the basis of price.
Austar International (“Austar”)	Valves, valve-related products and installation services	We believe Austar’s international brand name is more well known. We compete with Austar on the basis of price.
Shanghai Langmai Clean Technology Co., Ltd.	Installation services	Shanghai Langmai provides only installation services, while we provide both installation and manufacturing. We compete with Shanghai Langmai on the basis of range of products and services, installation/delivery speed and service.
Sensong Group (“Sensong”)	Installation services	Sensong’s brand name is more well-known, but it provides only installation services; by contrast, we provide both installation and manufacturing. We compete with Sensong on the basis of delivery/installation speed.
Shandong Weifang Regal Circulation Equipment Co.	Installation services	Shandong Weifang’s market share is relatively small. We compete with Shandong Weifang on the basis of product quality, installation/delivery speed and service.
Ningbo Information Pharmaceutical Equipment Co., Ltd.	Pharmaceutical equipment sales	Ningbo Information generally has lower prices and, we believe, lower visibility than our company. We compete with Ningbo Information on the basis of quality, service and installation/delivery speed.
Wenzhou Baiji Machinery Manufacturing Co., Ltd.	Valves and valve-related products	We compete with Wenzhou Baiji on the basis of product quality, delivery/installation speed and service.

Awards and Recognition

Our Company is a member of the China Pharmaceutical Equipment Manufacturer Association and the American Society of Mechanical Engineers (“ASME”). Our products meet ASME Bioprocessing Equipment Standards (“BPE”). We have earned certificates of ISO9001, United States Food & Drug Administration (“FDA”) and European Union Conformité Européene (“CE”). All our products are designed and manufactured according to the standards of the International Standardization Organization (“ISO”), German Institute for Standardization (“DIN”), Safety Management System (“SMS”), ASME and BPE.

2007

•	Hebron Equipment AAA Credit Rating.
•	Longwan Region Hi-Tech Enterprise.
•	Apragaz Belgium Certificate of Compliance for sanitation grade centrifugal pump.

2008

•	Hebron Equipment AAA Credit Rating.
•	Hebron Equipment Meritorious Enterprise in Food and Pharmaceutical Machinery Industry.
•	Hebron Equipment Quality Management System Certificate for sanitary valves and pipe fittings.
•	Certificate of FDA Compliance for stainless valve with gasket.

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•	Hebron Equipment Tech SMES Certificate.
•	ASME Certificate.

2009

•	Hebron Equipment AAA Credit Rating.
•	Hebron Equipment Quality Management System Certificate for Sanitary Valves and Pipe Fittings.
•	Wenzhou XBL Agricultural Machinery Co., Ltd. AAA credit grade from China Association of Agricultural Machinery Manufacturers.
•	Hebron Equipment Quality Management System Certificate for sanitary valves and pipe fittings.
•	Certificate of FDA Compliance for stainless valve with gasket.
•	ASME Certificate.

2010

•	Certificate of Enterprise Credit Grade/Rating.
•	Hebron Equipment AAA Credit Rating.
•	Hebron Equipment SME Technology Innovation Fund Project Certificate for Intelligent Control Valves.
•	Hebron Equipment Quality Management System Certificate for sanitary valves and pipe fittings.

2011

•	Hebron Equipment SME Technology Innovation Fund Project Certificate for Intelligent Control Valves.
•	Wenzhou Patent Model Enterprises.
•	Hebron Equipment Quality Management System Certificate for sanitary valves and pipe fittings.

2012

•	Hebron Equipment SME Technology Innovation Fund Project Certificate for Intelligent Control Valves.
•	Zhejiang Province Industrial Products Executive Standard Registration Certificate.

2013

•	Hebron Equipment SME Technology Innovation Fund Project Certificate for Intelligent Control Valves.
•	Hebron Equipment Quality Management System Certificate for sanitary valves and pipe fittings.

Research and Development

We are committed to researching and developing valves for use in the medical, biological, food and beverage, semi-conductor, electronic and other clean industries. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts, led by our chief technology officer, Xiaoliang Xue, are an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

The Research and Development team has ten (10) dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

In addition, the Company sent employees to Italy, Germany and the United States to study clean product manufacturing, installation and connection process so that the Company is current on advanced International Technology. It is through these collaborations that the Company has managed to secure important breakthroughs resulting in proprietary knowledge and patents.

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Our Research Projects

We have led or participated in numerous scientific projects that have led to important technological breakthroughs and advances.

Project Description	Time Period	Project Level
Automatic Control Valves	2008	Ministry of Technology of People’s Republic of China
Pneumatic Diaphragm Valve Device	2009	Wenzhou City
Butterfly Valve Pneumatic Actuators	2010	Wenzhou City Technology Bureau
Intelligent Control Valves	2010	Longwan District of Wenzhou City
Aseptic Diaphragm Remote Control	2012	Longwan District of Wenzhou City
Intelligent and Efficient Development of Multi-Process Valves	2012	Longwan District of Wenzhou City

During the years ended December 31, 2012 and 2011, we spent $39,661 and $69,862, respectively, on R&D, not including labor expenses for our R&D employees. We anticipate that we will focus our research and development efforts on improving existing and developing new clean room-related products in 2014 and anticipate that we will spend approximately $330,000 on such efforts during fiscal 2014.

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

Name	Patent #	Issuance Date	Owner	Expiration
Butterfly valve pneumatic actuator	ZL 2007 2 0154670.4	5/14/07	Hebron Equipment	5/14/14
Composite diaphragm valve	ZL 2009 2 0001072.2	1/15/09	Hebron Equipment	1/15/19
Hassle ball valve	ZL 2009 2 0152133.5	4/27/09	Hebron Equipment	4/27/19
Pneumatic diaphragm tank bottom valve	ZL 2009 2 0152131.6	4/27/09	Hebron Equipment	4/27/19
Manual diaphragm valve	ZL 2009 2 0152132.0	4/27/09	Hebron Equipment	4/27/19
Intelligent controls diaphragm valve	ZL 2009 2 0152130.1	4/27/09	Hebron Equipment	4/27/19
Valve pneumatic actuator with prompting switch	ZL 2010 2 0668775.3	12/20/10	Hebron Equipment	12/20/20
Sampling valves	ZL 2010 2 0668776.8	12/20/10	Hebron Equipment	12/20/20
Three-way diaphragm valves	ZL 2010 2 0668430.8	12/20/10	Hebron Equipment	12/20/20
Microporous membrane filters	ZL 2010 2 0668429.5	12/20/10	Hebron Equipment	12/20/20
Tank bottom valve	ZL 2010 2 0668772.X	12/20/10	Hebron Equipment	12/20/20
Angle seat valve	ZL 2011 2 0513124.1	12/9/11	Hebron Equipment	12/9/21
Diaphragm valve body	ZL 2011 2 0512271.7	12/9/11	Hebron Equipment	12/9/21
Diaphragm valve	ZL 2011 2 0512279.3	12/9/11	Hebron Equipment	12/9/21
Angle seat valve	ZL 2011 2 0510956.8	12/9/11	Anyuan Sun	12/9/21
Diaphragm valve	ZL 2012 2 0315506.8	6/28/12	Anyuan Sun	6/28/22
Process control diaphragm valve	ZL 2012 2 0315498.7	6/28/12	Anyuan Sun	6/28/22

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The last three above patents are owned personally by our Chief Executive Officer, who allows us to use the patents without payment. Our Chief Executive Officer has discretion about whether to remove such permission in the future.

In addition, we have the right to use the following trademark registrations issued in the PRC, which registrations are held by our Chief Executive Officer:

Mark	Reg. No.	Issue Date	Expiration Date	Goods/Services
XIBOLUN (& Design)	3903979	December 28, 2005	December 28, 2015	Metal pipe elbows, metal pipe joints, metal pipe fittings, metal manifold, metal sleeve, metalworking materials
XIBOLUN (Stylized)	5610464	December 7, 2009	December 7, 2019	Metal pipe elbows, metal pipe joints, metal pipe fittings, metal manifold metal sleeve, metal water pipe, metal pipe clamp, metal pipe

Our Chief Executive Officer Mr. Anyuan Sun personally holds three patents and two trademarks that our company has the right to use pursuant to an agreement that provides us the right, without further payment, to use such patents and trademarks for their applicable terms. The right is non-exclusive and is terminable at Mr. Sun’s decision; however, Mr. Sun does not currently intend to license the right to any third party. Mr. Sun does not, at the present time, have any plans to transfer the trademarks to our company, either.

Our Employees

As of March 31, 2014, we employed total of 115 full-time and 7 part-time employees in the following functions:

Number of Employees (Full/Part Time)
Department	March 31, 2014	December 31, 2012	December 31, 2011
Senior Management	21/0	20/0	18/0
Research and Development	17/7	16/6	15/5
Production	52/0	50/0	50/0
Sales	25/0	26/0	25/0
Total	115/7	112/5	108/5

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. We believe that we are in material compliance with the relevant PRC employment laws.

Chinese Laws and Regulations

Laws and Regulations in China Regarding Medical Devices Manufacturing and Distribution

Laws regulating medical device manufacturers and distributors cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could materially adversely affect our business, financial condition and results of operations.

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Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

The PRC Tort Law was promulgated on December 26, 2009 and became effective from July 1, 2010. Under this law, a patient who suffers injury from a defective medical device can claim damages from either the medical institution or the manufacturer of the defective device. If our valve products and installation and construction services injure a patient, and if the patient claims damages from the medical institution, the medical institution is entitled to claim repayment from us. Pursuant to the PRC Tort Law, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade- and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of investments, however, remains subject to the approval of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from or registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, the SAFE and the PRC National Reform and Development Commission.

We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•	prior to establishing or assuming control of an offshore company, or the offshore special purpose vehicle or SPV, for the purpose of financing the offshore SPV with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in such offshore SPV upon either (1) the injection of equity interests or assets of an onshore enterprise to such offshore SPV or (2) the completion of any overseas fund raising by such offshore SPV; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of such offshore SPV and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore SPVs that have made onshore investments in the PRC before the issuance of Notice 75 are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. The SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Notice 75, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise the beneficial owners of offshore SPVs who are PRC residents to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Notice 75 may impose restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

Regulations on Employee Incentive Securities Plans

Because we intend to establish a pool for shares and share options for our employees following the completion of this offering, relevant regulations will apply to us. On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for the Administration of Individual Foreign Exchange. On January 5, 2007, the SAFE issued the Implementation Regulations of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock holding plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE issued the Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals' Participation in Equity Incentive Plans of Overseas Listed Companies (the “Stock Option Rule”). According to this notice, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals. We and our PRC citizen employees participating in our future share incentive plans will be subject to the Stock Option Rule upon the completion of this offering. If we or our PRC optionees fail to comply with the Stock Option Rule, we and/or our PRC optionees may be subject to fines and other legal sanctions, including in our case the potential revocation of our ability to invest in China, which would harm our operations, as a fundamental element of our corporate structure is our investment in PRC companies by virtue of our ownership of HK Hebron.

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In addition, the State Administration for Taxation has issued certain circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. Although our company is a BVI company, we may be affected by these rules if we are deemed to be a PRC resident enterprise. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on Dividend Distributions

Our PRC subsidiaries, Hebron Automation and Hebron Fluid Equipment, are wholly foreign-owned and joint venture enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Corporate Law (1993) as amended in 2005 and 2013;

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned and joint venture enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. See “Taxation.”

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M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the M&A Rules remains unclear, our PRC counsel, Yunnan Qianhe Law Firm, have advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and
•	despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and
•	Our business operations in China do not belong to a prohibited industry by foreign investment; and
•	Our BVI company is not controlled by a Chinese citizen. Accordingly, although the purpose of BVI incorporation is for overseas listing, the M&A rule should not apply to us.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for this offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our common shares. Consequently, even though our PRC counsel believes the probability for the aforementioned actions is small, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk settlement and delivery may not occur.

In addition, if the CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our common shares.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, effective as of December 24, 2011 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. HEBT is not engaged in any activities placing it in the encouraged, restricted or prohibited categories and so it could be inferred that HEBT is engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

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•	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority interest in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;
•	provided such business has total investment of less than $100 million, are subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming. Our current total investment is less than $100 million.

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, we would no longer benefit from such designation.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as subsequently amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and 2013. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such other party's use. Trademark license agreements must be filed with the Trademark Office or its regional offices. We are currently using at no expense two trademarks registered in China and owned by Mr. Sun Anyuan.

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Regulations on Patents

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have obtained 14 patent applications, all of which were transferred to us by Mr. Sun Anyuan. Also, we are currently using at no expense three patents owned by Mr. Sun Anyuan.

PRC Enterprise Income Tax Law and Individual Income Tax Law

Under the Enterprise Income Tax Law or EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its "de facto management bodies" located within the PRC is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define "de facto management body" as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

The SAT Circular 82 issued by the SAT in April 2009 provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its "de facto management body" in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) more than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. The SAT Bulletin 45, in effect from September 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details on determining resident status and administration on post-determination matters. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. We may be classified as a PRC "resident enterprise" for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Regarding other local taxes and VAT tax, please see the discussion in PRC Business Tax and PRC VAT Tax sections.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

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We have entered into employment agreements with all of our full-time employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which extend until December 31, 2031. Following is a list of our properties, all of which we lease:

Property	Rental Term	Space	Ground Floor Area
No. 587, 15th Road, 3rd Av., Binhai Ind. Park Economic & Technology Development Zone Wenzhou, China	May 11, 2011 – May 10, 2016	14,000 m2	7,200 m2
16th Floor, DE, Greenbelt Branch Chong Tower, No. 201 Ningxia Road, Putuo District, Shanghai, China	Oct. 26, 2012 – Oct. 25, 2014		233 m2
No. 2607, Block 7, Clifford Yiyun, Canton Road, Panyu District, Guangzhou, China	Nov. 10, 2013 – Nov. 9, 2014		107 m2
No. 30F1, Block 4, Two Loop East Five Square Jinhua Wanda Chengdu, China	April 19, 2014 – April 18, 2014		86 m2
No. 425, Section 2, Liao Road, Hemei Township, Changhua County, Taiwan	Terminable on demand of landlord		105 m2

Our property in Wenzhou is our central office and manufacturing facility. At this location, we have a variety of heavy equipment required to produce our valves, pipefittings and other products, including computer numerical control (“CNC”) milling machines, office equipment and product testing equipment. Our offices in Shanghai, Guangzhou, Chengdu and Taiwan are sales offices and contain typical office equipment. None of our properties are encumbered by debt, and we are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future.

Recent Capital Expenditures and Divestitures

The following table sets forth our principal capital expenditures and divestitures (including interests in other companies) for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2013*	2012	2011
Investments in manufacturing equipment	$719,610	$208,142	$1,131,908
Investments in factory construction	1,008,586	980,186	—
Investments in land use rights	—	—	1,440,878
Investments in electrical equipment	8,064	—	1,251
Investments in transportation equipment	—	—	6,748
Total	$1,736,260	$1,188,248	$2,580,784

*	estimated and unaudited

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The source of funds for our expenditures in 2011, 2012 and 2013 was primarily from operations. All expenditures for 2011, 2012 and 2013 were in Wenzhou.

We currently anticipate capital expenditures of approximately USD $14,761,600 in 2014, including approximately USD $9,841,067 for plant construction in Wenzhou, approximately USD $1,968,213 for manufacturing equipment and approximately USD $2,952,320 for acquisition of complementary businesses. As of the date of this filing, we have not located an acquisition target and cannot guarantee that we will be able to do so. We anticipate that the sources of funding for our 2014 capital expenditures will be proceeds from our initial public offering and cash from operations.

Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 31, 2014:

Name	Age	Position(s)

Anyuan Sun	37	Chief Executive Officer
Xiaoliang Xue	29	Chief Technical Officer
Steven Fu	42	Chief Financial Officer
Xiao Jin	50	Financial Controller
Zuoqiao Sun Zhang	59	Director
Zhiling Sun	35	Director
Yung Kong Chin	60	Director
Xuesong Liu	41	Director
Hua Zhang	49	Director
Xianpang Hu	46	Director
Haiying Xiang	32	Director

Anyuan Sun. Mr. Sun is our Chief Executive Officer. He is a valve engineer who founded our oldest subsidiary, Hebron Equipment, in 2003. For more than ten years, Mr. Sun has also served as our Company’s chief engineer and president. Mr. Sun earned his bachelor’s degree from Zhejiang University and his MBA from City University of Macau.

Xiaoliang Xue. Mr. Xue has been with Hebron for nearly ten years. During his time at Hebron, he has helped our company obtain more than 20 inventions and patents. In addition to serving as our Chief Technical Officer, a position he has held since 2005, Mr. Xue has served our company as a technician, chief technical engineer, sales director and project director. During his tenure at Hebron, Mr. Xue has been involved in the development and design of a variety of valves, such as sanitary ball valves, sanitary butterfly valves and sanitary diaphragm valves.

Steven Fu. Mr. Fu is our Chief Financial Officer. From 2009 through 2013, Mr. Fu was the Director of Asia Pacific, International Alliance Associates, with chief financial officer responsibilities. Mr. Fu earned his degree in Accounting from Nanyang Technological University, Singapore. He has over 18 years of investment and financing experience in Asia, along with restructuring work experience. Mr. Fu is proficient in managing all aspects of the multi-industry investment market. He has extensive experience in the operation of the private equity market and the stock market value chain.

Xiao Jin. Mr. Jin has been our Financial Controller since 2010. He has overall responsibility for the company’s accounting, financial management, internal control and financing services. From 2002 through April of 2010, Mr. Jin was the chief financial officer of Zhejiang Juneng Lesi Pharmaceutical Co. where he was responsible for the company's overall accounting, financial management, internal control, financing, investment and administration, logistics management and outreach work. Mr. Jin received his Executive MBA from Shanghai Jiaotong University in 2009 and his bachelor’s degree in Economic Management from Central Party School in 2002.

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Zuoqiao Sun Zhang. Mr. Sun Zhang has been a director of our Company since 2003. Since our founding, Mr. Sun Zhang has been our largest shareholder. He has also been a director and shareholder of Xibolun Technology Ltd. since January 2009. Mr. Sun Zhang has been involved in business since 1985, when he established the first electrical appliance switch factory in Wenzhou, which employed more than 50 people. From 1996 to 2003, he was the factory manager of Si Jia Tong Yong Biological and Chemical Dairy Products in Wenzhou. From 2004 to 2012 he expanded his business geological coverage to Wuhan City and North China for our Company. Over 30 years in business, Mr. Sun Zhang has become an expert in the valve manufacturing sector for pharmaceutical and medical companies. In addition to his activities with our company and Xibolun Technology, Mr. Sun Zhang also invests privately. Mr. Sun Zhang received his Bachelor of Theology in 2012 from Vision University. We have selected Mr. Sun as a director because of his experience in the valve manufacturing business.

Yung Kong Chin. Mr. Chin has been Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary of QMIS Finance Securities Corporation (formerly Lightman Grant, Inc.) since November 13, 2012. Mr. Chin served as President of China Domestica Bio-technology Holdings, Inc. from February 16, 2012 to May 30, 2013 and also served as its Secretary from April 26, 2010 to May 30, 2013. He serves as Vice President at Rusoil Corporation and has been a director there since December 2009. Mr. Chin serves as Secretary for China Sheng Yong Bio-pharmaceutical Holding Company Limited. Mr. Chin has been the President of QMIS Capital Finance Pty. Ltd. in Singapore and QMIS Capital Finance Investment Inc. since 2003. Since September 2011, he has served China Liaoning Dingxu Ecological Agriculture Development, Inc. as its Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Before joining QMIS, he served as a Financial Controller for Kwok Group Company in China from 1995 to 2002. Prior to 1995, he was a practicing auditor and Certified Public Accountant (CPA) with Foo Kon & Tan in Singapore. He has been Director of Lightman Grant, Inc. since November 13, 2012. He served as Director of China Domestica Bio-technology Holdings, Inc. since June 2010 until May 30, 2013. Mr. Yung graduated from the University of Hull in the United Kingdom with a Master of Finance. We have chosen Mr. Chin as a director because of his experience with public companies and financial and accounting matters.

Zhiling Sun. Ms. Sun has been a Director of our Company since January 2009. Since 2012, Ms. Sun has managed the Wenzhou office of Li Yang Crazy English. From 2000 through 2012, Ms. Sun sold valve and valve-related products in Shanghai. Ms. Sun graduated from Yong Xing Vocational and Technical College in Wenzhou in 2000. We have selected Mr. Sun as a director because of her experience in the valve industry in China.

Xuesong Liu. Dr. Liu has been a Director of our Company since 2014. Since 2010, Dr. Xuesong Liu has been a professor and doctoral supervisor at Zhejiang University. At Zhejiang University, Dr. Liu’s work focuses on process analysis technology, advanced manufacturing technology and quality control technology for pharmaceutical production. He is also deputy director of the Institute of Modern Traditional Chinese Medicine and the director of the Chinese Medicine Pharmaceutical Engineering Research Laboratory. Over the past five years, he has undertaken approximately twenty-five scientific research projects in his fields of expertise, including ten projects at a national or province level, including projects for China’s National Natural Science Foundation and National Development and Reform Commission. Dr. Liu received doctorate degrees in electric automation and pharmaceutical analysis from Zhejiang University. We have selected Dr. Liu as a director because of his expertise in our industry.

Hua Zhang. Mr. Zhang has been a Director of our Company since 2014. Since 2009, Mr. Zhang has been a director at Hangzhou Topchoice Medical Equipment Management Co., Ltd. and the general manager of their Strategic Investment Department. From 2001 through 2009, Mr. Zhang was the Chief Executive Officer of Zhejiang Topchoice Investment Technology Co., Ltd. In these roles, Mr. Zhang has leveraged his expertise in the financial investment and medical equipment industries. From 1987 to 2001, Mr. Zhang was an associate professor and dean at Zhejiang Physical Education Technology Institute. Mr. Zhang obtained his bachelor degree in economics from Zhejiang University. We have chosen Mr. Zhang to serve as a director because of his expertise in finance.

Xianpang Hu. Mr. Hu has been a Director of our Company since 2014. Since 2011, Mr. Hu has served as the Director of the Institute of Law at the Chinese Academy of Management Science. Mr. Hu brings his experience as a lawyer who has published more than 20 papers on legal matters in China. In his capacity with the Institute of Law, Mr. Hu has organized and hosted international symposia on criminal law matters. Mr. Hu serves as the Secretary General of Chen Guang Zhong Education Foundation and is vice president of the Zhejiang Chamber of Commerce in Beijing. Mr. Hu received his J.D. from Central China for Nationalities in 2009. We have chosen Mr. Hu to serve as a director because of the perspective he brings to legal matters in China and his reputation as a well-respected scholar.

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Haiying Xiang. Ms. Xiang is an accountant with Siemens Limited China where she has worked since 2012. She works in the internal control department and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. Previously she was an accountant at Siemens Mechanical Drive (Tianjin) Co. Ltd. from 2008 through 2011, where she focused on compliance, internal controls and risk management. Before that, Ms. Xiang was a member of the trading department of Qingdao Far East Gem and Jewelry Co., Ltd. from 2006 through 2007. She received her bachelor’s and master’s of economics from Nankai University in 2006. Ms. Xiang has been a Director of our Company since 2014. We have chosen Ms. Xiang as a director because of her experience with financial matters and experience with public company compliance matters.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. Our Chief Executive Officer, Anyuan Sun, is the cousin of our director, Zhiling Sun, and the son of our director, Mr. Zuoqiao Sun Zhang. Other than these relationships, there are no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors currently consists of seven (7) directors. We expect that all current directors will continue to serve after this offering.

In connection with our initial public offering, we plan to increase the number of directors to five (5) directors, a majority of whom will be independent, as such term is defined by the NASDAQ Capital Market.

The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2014 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2015 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

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Mr. Anyuan Sun currently holds both the positions of Chief Executive Officer and Chair of the Board. These two positions have not been consolidated into one position; Mr. Sun simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Sun as both our principal executive officer and Chair of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We currently do not have standing audit, nominating or compensation committees. Our board of directors handles the functions that would otherwise be handled by each of the committees. In connection with our initial public offering, we will establish three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and will also administer our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee will consider diversity of opinion and experience when nominating directors.

Upon the establishment of an audit committee, the board will determine which of the directors qualifies as an audit committee financial expert.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;
•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
•	exercising the borrowing powers of the company and mortgaging the property of the company;
•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and
•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

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Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

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We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We current do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future in connection with our application to list on the NASDAQ Capital Market.

Executive Compensation

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

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Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2012 and 2011.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
Anyuan Sun	2012	28,556	0	0	0	28,556
Chief Executive Officer	2011	27,888	0	0	0	27,888

Steven Fu(1)	2012	-	-	-	-	-
Chief Financial Officer	2011	-	-	-	-	-

Xiaoliang Xue	2012	15,864	0	0	0	15,864
Chief Technical Officer	2011	15,493	0	0	0	15,493

(1)	Mr. Fu became our Chief Financial Officer in 2014, so he did not receive any compensation in 2012 or 2011.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Our Chief Executive Officer, Mr. Sun, entered an employment agreement on January 1, 2010 that was to be valid through December 31, 2012 at an annual salary of RMB 15,000 per month. We subsequently entered into a new employment agreement with Mr. Sun effective as of January 1, 2012 and running through December 31, 2014 that replaced the prior agreement, with the same terms other than an increase of salary to RMB 16,667 per month.

We entered an employment agreement with our Director of Engineering, Xiaoliang Xue, on January 1, 2010 that was to be valid through December 31, 2012 at an annual salary of RMB 8,333 per month. We subsequently entered into a new employment agreement with Mr. Xue effective as of January 1, 2012 that runs through December 31, 2014, with the same terms other than an increase of salary to RMB 10,000 per month.

Director Compensation—Fiscal 2011 and 2012

During fiscal 2011 and 2012 no members of our Board of Directors received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

We plan to pay our independent directors an as-yet undetermined annual cash retainer. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended December 31, 2012 and 2011, we did not pay any non-employee directors because we did not have any non-employee directors.

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Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2010, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

As of September 30, 2013, the Company is owed an aggregate amount of $205,303 from a loan made by the Company to Zhejiang Xibolun, an entity which is controlled by Anyuan Sun, our Chief Executive Officer. The loan was made to assist Zhejiang Xiobolun with its liquidity requirements. As of the date of this filing, the total amount outstanding on this loan is $211,122. The largest amount outstanding since January 1, 2011 was $1,110,917. The loan is interest free, due on demand and has not been reduced to writing.

Principal Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of March 31, 2014 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned before the offering are based on 1,000 common shares outstanding as of March 31, 2014. We are in the process of effecting a [___] for one split of our common shares, which will result in our company having [___] authorized common shares, of $[___] par value per share, of which [___] will be issued and outstanding prior to completion of this offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2014 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 587, 15th Road, 3rd Av., Binhai Ind. Park Economic & Technology Development Zone, Wenzhou, China. As of the date of the Prospectus, we have three (3) shareholders of record.

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Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Pre-Offering Percentage Ownership	Post- Minimum Offering Percentage Ownership		Post- Maximum Offering Percentage Ownership
Directors and Named Executive Officers:
Anyuan Sun, Chief Executive Officer (3)	900	90%	[___]	%	[___]	%
Xiaoliang Xue, Chief Technology Officer	0	*		*		*
Steven Fu, Chief Financial Officerr	0	*		*		*
Zuoqiao Sun Zhang, director(3)	900	90%	[___]	%	[___]	%
Zhiling Sun, director(3)	0	*		*		*
Xuesong Liu, director
Hua Zhang, director
Haiying Xiang, director
Xianpang Hu, director
Yung Kong Chin, director(4)	100	10%	[___]	%	[___]	%
All directors and executive officers as a group (10 persons)		100%

5% Beneficial Owners:
Hua Fung Chin(4)	100	10%	[___]	%	[___]	%
Bingbing Wang(4)	100	10%	[___]	%	[___]	%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.
(3)	Zuoqiao Sun Zhang holds 90% of our issued and outstanding shares prior to commencement of this Offering. Mr. Anyuan Sun is Mr. Sun Zhang’s son. By virtue of this relationship, Anyuan Sun may be deemed to share beneficial ownership of the shares of our company held by Mr. Sun Zhang.
(4)	Hua Fung Chin and Bingbing Wang, respectively, hold 5.1% and 4.9% of our common shares. Ms. Chin and Ms. Wang are, respectively, the daughter and wife of Mr. Yung Kong Chin, our director. By virtue of this relationship, each of Ms. Chin, Ms. Wang and Mr. Chin may be deemed to share beneficial ownership of the shares of our company held by each of Ms. Chin and Ms. Wang.

Description of Share Capital

Hebron Technology was incorporated on May 29, 2012 under the BVI Companies Act, 2004 as a company limited by shares. As of the date of this prospectus, we have authorized 50,000 common shares, of $1.00 par value per share. We are in the process of effecting a [___] for one split of our common shares, which will result in our company having [___] authorized common shares, of $[___] par value per share, of which [___] will be issued and outstanding prior to completion of this offering.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association that will be in force at the time of the closing of this offering and the BVI Business Companies Act, insofar as they relate to the material terms of our common shares. The forms of our amended and restated memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part.

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Placement Agent Warrants

Upon completion of this offering, we will issue warrants to purchase up to [___] common shares to our underwriter. The placement agent warrants are described in the section of this prospectus entitled “Placement and Plan of Distribution.”

Options

Share Incentive Plan

We intend to establish a pool for shares and share options for our employees following the completion of this offering. This pool will contain common shares and options to purchase our common shares equal to, in the aggregate, [___]% of the number of common shares outstanding at the conclusion of this offering, not including any shares underlying placement agent’s warrants. This pool will contain common shares and options to purchase between [___] (assuming a minimum offering) and [___] (assuming a maximum offering) of our common shares subject to outstanding share options or reserved for issuance under our share incentive plan. Any options will have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees as of the closing of this offering. Any options granted as of the closing of this offering will have an exercise price per common share equal to the offering price. We have not yet determined the recipients of any such grants.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their common shares.

At the completion of this offering, there will be between [___] (assuming the sale of [___]) and [___] (assuming the sale of [___]) common shares issued and outstanding. The total number of shares outstanding excludes any shares underlying placement agent warrants we issue to our placement agent in this offering.

Listing

We plan to apply to list our Shares on the NASDAQ Capital Market under the symbol “HEBT.” We have not applied and cannot guarantee that we will be successful in listing the Shares; however, we do will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is expected to be VStock Transfer, LLC, 77 Spruce Street, Suite 201, Cedarhurst, NY 11516.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Business Companies Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may not be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds.

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Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 10 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice: (a) if it is so agreed by shareholders holding not less than 90% of the common shares entitled to vote on the matters to be considered at the meeting, or 90% of the common shares of each class or series entitled to vote together as a class or series, together with not less than 90% of the remaining votes; or (b) if all shareholders holding common shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our memorandum and articles of association.

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Transfer of common shares

Subject to the restrictions in our memorandum and articles of association, the lock-up agreements with our placement agent described in “Shares Eligible for Future Sale— Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Business Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Business Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Business Companies Act, the SEC, the NASDAQ Global Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Business Companies Act, be amended only pursuant to a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;
•	subject to our memorandum, divide our authorized and issued shares into a larger number of shares; and
•	subject to our memorandum, combine our authorized and issued shares into a smaller number of shares.

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Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;
•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and
•	we have caused a notice to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Business Companies Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

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While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

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Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Business Companies Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Business Companies Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Business Companies Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or
•	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Business Companies Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. However, our memorandum and articles of association do not permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

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Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute. However, our memorandum and articles of association expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Business Companies Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

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Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Shares Eligible for Future Sale

Before our initial public offering, there has not been a public market for our common shares. Future sales of substantial amounts of shares of our common shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future.

The common shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal between [___] (assuming closing of a minimum offering) and [___] (assuming closing of a maximum offering) shares immediately after our initial public offering, or
•	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

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Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the closing of this offering to register up to [___] of our common shares subject to outstanding options or reserved for issuance under our share incentive plan, such amount being equal to [___]% of the number of common shares issued and outstanding after the closing of the offering, assuming a maximum offering. This registration will permit the resale of these common shares by nonaffiliates in the public market without restriction under the Securities Act. Common shares registered pursuant to the Form S-8 held by affiliates will be subject to Rule 144 volume limitations. As of the date of this Prospectus, we have not issued any options to purchase our common shares.

Summary of Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale. To the extent we sell a number of common shares between the minimum and maximum offering, the below tables will be adjusted proportionately as to numbers of shares available for sale (as to share incentive and placement agent shares) and dates on which such shares may be sold (as to currently outstanding shares).

Minimum Offering

Shares	Date Available for Sale
Currently Outstanding Common Shares: [___]	After 90 days from the date of effectiveness or commencement of sales of the public offering

Common Shares in Share Incentive Plan: [___]	From vesting dates through expiration of grants

Common Shares Underlying Placement Agent’s Warrants: [___]	After 180 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: [___]	After the date of this prospectus, these shares will be freely tradable.

Maximum Offering

Shares	Date Available for Sale
Currently Outstanding Common Shares: [___]	After 90 days from the date of effectiveness or commencement of sales of the public offering

Common Shares in Share Incentive Plan: [___]	From vesting dates through expiration of grants

Common Shares Underlying Placement Agent’s Warrants: [___]	After 180 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: [___]	After the date of this prospectus, these shares will be freely tradable.

Material Tax Consequences Applicable to U.S. Holders of Our Common Shares

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences related to an investment in our common shares. The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

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The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

HEBT is a tax-exempt company incorporated in the British Virgin Islands. HK Hebron is subject to Hong Kong profits tax rate. Hebron Automation and Hebron Equipment are governed by PRC laws.

Our company pays PRC enterprise income taxes, value added taxes and business taxes in China for revenues from Hebron Automation and Hebron Equipment and is governed by British Virgin Islands tax laws as to HEBT.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, HK Hebron or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from Hebron Automation or Hebron Equipment to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If HEBT or HK Hebron is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a VAT at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles.

British Virgin Islands Taxation

Under the BVI Business Companies Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Business Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Business Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark-to-market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or
•	persons holding our common shares through partnerships or other pass-through entities.

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Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets) or 15% for all other individuals, assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010. If capital gains preferential rates are not renewed, such gains would be taxable at the personal income rates then in place. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

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Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2014. Our actual PFIC status for the current taxable year ending December 31, 2014 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common shares” generally would not apply.

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The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Global Market. If the common shares are regularly traded on the NASDAQ Global Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Enforceability of Civil Liabilities

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

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Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed vCorp as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Yunnan Qianhe Law Firm, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Yunnan Qianhe Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Kaufman & Canoles, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in the British Virgin Islands. We have also been advised by Kaufman & Canoles that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

Placement

We have entered into a placement agent agreement, or the Placement Agent Agreement, with [_____], with respect to the Shares subject to this offering. The offering is being made without a firm commitment by the placement agent, with no obligation or commitment on the part of the placement agent to purchase any of the Shares. The placement agent must sell the minimum number of securities offered ([___]) if any are sold. The placement agent is only required to use its best efforts to sell the maximum number of securities offered ([___]).

The placement agent is offering the Shares, subject to acceptance of the Shares from us and subject to prior sale. The Placement Agent Agreement provides that the obligations of the placement agent to pay for and accept delivery of the Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The placement agent is obligated to take and pay for all of the Shares if any such securities are taken.

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The placement agent has advised us that it proposes to offer the Shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $___ per Share. The placement agent may allow, and certain dealers may re-allow, a discount from the concession not in excess of $___ per Share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the placement agent. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Shares are offered by the placement agent as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The placement agent has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

The following table shows the discounts and commissions payable to the placement agent by us in connection with this offering.

		Per Common Share		Minimum Offering		Maximum Offering
Assumed public offering price	$	[___]	$	[___]	$	[___]
Placement discount	$	[___]	$	[___]	$	[___]
Proceeds to us, before expenses	$	[___]	$	[___]	$	[___]

We have agreed to reimburse the placement agent for certain out-of-pocket expenses it incurs in connection with this offering, including, but not limited to, filing offering materials with FINRA, any lucite memorabilia to be acquired by the placement agent in connection with this offering, background checks, “road show” expenses, costs of book-building, prospectus tracking and compliance software and the fees and disbursements of its counsel, accountants and other agents and representatives, up to a maximum aggregate of $[_____]. Of such amount, we paid a $[_____] advance to the placement agent’s counsel, which will be applied against the anticipated legal expenses incurred by the placement agent in connection with this offering.

We estimate that expenses payable by us in connection with the offering of our Shares, other than the discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $[_____].

Upon the closing of the offering, if, and only if, we raise a minimum of $[_____] at a pre-money valuation of at least $[_____] (including all common shares, options, warrants and convertible securities on an as-exercised or as-converted basis, as the case may be), the placement agent will have the right of first refusal to act as a manager or placement agent on customary terms for such transactions and with at least [___]% of the economics for each and every public or private equity debt offering of the Company, or any successor to or any subsidiary of the Company, that takes place within a period of [___] months from the effective date of this registration statement. This right of first refusal will not apply to any financing provided by or solicited from any person or entity who is a current holder of our debt or equity.

We have also agreed to issue to the placement agent or its designees, at the closing of this offering, warrants, or the Placement Agent Warrants, to purchase that number of our common shares equal to up to [___]% of the aggregate number of Shares sold in the offering. The Placement Agent Warrants will be exercisable at any time and from time to time, in whole or in part, during a period commencing [___] months from the effective date of this prospectus and will expire [___] after such date. The Placement Agent Warrants will be exercisable at a price equal to [___]% of the public offering price of the Shares in connection with the offering. The Placement Agent Warrants and the common shares underlying the Placement Agent Warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The placement agent or permitted assignees under the Rule will not sell, transfer, assign, pledge or hypothecate the Placement Agent Warrants or the common shares underlying the Placement Agent Warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Placement Agent Warrants or the common shares underlying the Placement Agent Warrants for a period of 180 days from the effective date of the registration statement, except that they may be assigned, in whole or in part, as specifically set forth in the Placement Agent Agreement. The Placement Agent Warrants will provide for cashless exercise, “piggyback” registration rights for [___] years from the effective date of the registration statement and customary anti-dilution provisions (for share dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110.

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Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Placement Agent Agreement, or to contribute to payments that the placement agent may be required to make in respect of those liabilities.

Lock-Up Agreements

Officers, directors and shareholders of the Company holding an aggregate of [_____] of our common shares prior to the offering, have agreed to a 180-day “lock-up” period from the closing of this offering of the Shares with respect to the common shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 180 days following the closing of the offering of the Shares, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of placement agent.

The 180-day restricted period is subject to extension if (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 15 day period beginning on the last day of the restricted period, in which case the restrictions imposed in the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The placement agent has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the placement agent may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the Placement Agent Agreement provides that we will not, for a period of 180 days following the closing of the offering of the Shares, offer, sell or distribute any of our securities, without the prior written consent of the placement agent.

Listing

We plan to apply to list our Shares on the NASDAQ Capital Market under the symbol “HEBT.” We have not applied and cannot guarantee that we will be successful in listing the Shares; however, we do will not complete this offering unless we are so listed.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by placement agent or by its affiliates. Other than the prospectus in electronic format, the information on placement agent’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent in its capacity as a placement agent, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the placement agent may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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•	Over-allotment involves sales by the placement agent of Shares in excess of the number of Shares the placement agent is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Shares over-allotted by the placement agent is not greater than the number of Shares that may be purchased in the over-allotment option. In a naked short position, the number of Shares involved is greater than the number of Shares in the over-allotment option. Maxim may close out any covered short position by either exercising the over-allotment option and/or purchasing Shares in the open market.

•	Syndicate covering transactions involve purchases of Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Shares to close out the short position, the placement agent will consider, among other things, the price of Shares available for purchase in the open market as compared to the price at which it may purchase Shares through the over-allotment option. If the placement agent sells more Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Shares in the open market. A naked short position is more likely to be created if the placement agent is concerned that there could be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the placement agent to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Shares or preventing or retarding a decline in the market price of our securities. As a result, the price of our Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the placement agent makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the placement agent makes any representations that the placement agent will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our securities will be determined through negotiations between us and the placement agent. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the placement agent believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Shares will trade in the public market subsequent to this offering or that an active trading market for our Shares will develop and continue after this offering.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the placement agent that would permit a public offering of the Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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Other Relationships

The placement agent and its affiliates may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. The placement agent did not provide any financing, investment and/or advisory services to us during the 180 day period preceding the filing of the registration statement related to this offering, and as of the date of this prospectus, other than as previously disclosed, we do not have any agreement or arrangement with the placement agent to provide any of such services during the 90 day period following the effective date of the registration statement related to this offering.

Expenses Relating to this Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[___]
NASDAQ Capital Market Listing Fee		50,000
FINRA		[___]
Legal Fees and Expenses		[___]
Accounting Fees and Expenses		[___]
Printing and Engraving Expenses		[___]
Miscellaneous Expenses		[___]
Total Expenses	$	[___]

In addition, we will pay our underwriter an aggregate underwriting equal to between $[___] (in the case of a minimum offering) and $[___] (in the case of a maximum offering), as well as a non-accountable expense allowance equal between $[___] (in the case of a minimum offering) and $[___] (in the case of a maximum offering).

Legal Matters

The validity of the common shares offered hereby will be passed upon for us by Kaufman & Canoles, P.C. [___] is acting as counsel to the placement agents. Certain legal matters as to PRC law will be passed upon for us by Yunnan Qianhe Law Firm and for the placement agents by [___]. Kaufman & Canoles, P.C. may rely upon Yunnan Qianhe Law Firm with respect to matters governed by PRC law.

The current address of Kaufman & Canoles, P.C. is Two James Center, 14th Floor, 1021 E. Cary St., Richmond, Virginia 23219. The current address of Yunnan Qianhe Law Firm is Tianhao Building, Fifth Floor, 11 Middle Renmin Road, Kunming, Yunnan Province, China 650021.

Experts

Friedman LLP, independent registered public accounting firm, has audited our consolidated financial statements for each of the years ended December 31, 2012 and 2011, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Friedman LLP’s report, given on their authority as experts in accounting and auditing. The current address of Friedman LLP is 1700 Broadway, New York, New York 10019.

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Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Disclosure of Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

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HEBRON TECHNOLOGY CO., LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

Page

Condensed Consolidated Balance Sheets (unaudited)	F-1

Condensed Consolidated Statements of Income and Comprehensive Income (unaudited)	F-2

Condensed Consolidated Statements of Cash Flows (unaudited)	F-3

Notes to Condensed Consolidated Financial Statements (unaudited)	F-4 – F-12

HEBRON TECHNOLOGY CO., LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,852,795	$1,224,732
Restricted cash	-	292,660
Accounts receivable, net	4,606,698	1,983,690
Notes receivable	81,282	-
Due from customers	1,632,158	1,128,533
Inventories	2,776,903	1,642,617
Advance to suppliers, net of allowance for doubtful accounts of $43,117 and $42,093, respectively	1,247,608	1,415,998
Other receivable, net of allowance for doubtful accounts of $11,249 and $10,982, respectively	1,410,134	157,088
Due from Related Party	205,303	-
Deferred tax assets	355,578	182,440
Prepaid expenses and other current assets	48,363	-

TOTAL CURRENT ASSETS	15,216,822	8,027,758

Property and equipment at cost, net of accumulated depreciation	3,971,570	3,027,990
Land use right, net of accumulated amortization	1,406,021	1,416,895
Security Deposit	97,539	95,221
Deferred tax assets	55,541	40,147

TOTAL ASSETS	$20,747,493	$12,608,011

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
Short-term loans	$1,121,696	$1,072,829
Accounts Payable	2,726,048	233,078
Bank acceptances notes payable	-	258,685
Advances from customers	4,472,153	2,023,673
Due to related party	-	94,693
Tax Payable	3,290,219	2,477,651
Accrued expenses and other current liabilities	280,397	100,135

TOTAL LIABILITIES	11,890,513	6,260,744

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY:
Common stock, $1 par value, 50,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	119,970	119,970
Retained earnings	8,263,396	5,946,430
Accumulated other comprehensive income	472,614	279,867

TOTAL SHAREHOLDER'S EQUITY	8,856,980	6,347,267

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$20,747,493	$12,608,011

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-1

HEBRON TECHNOLOGY CO., LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For Nine Months Ended September 30,		For Three Months Ended September 30,
	2013	2012	2013	2012

REVENUE	$11,584,428	$10,580,092	$7,381,787	$2,512,384

COST OF REVENUE
Cost of product and services	7,398,357	6,779,259	4,379,011	1,606,730
Business and sales related tax	134,442	150,990	76,612	25,906
	7,532,799	6,930,249	4,455,623	1,632,636

GROSS PROFIT	4,051,629	3,649,843	2,926,164	879,748

OPERATING EXPENSES
General and administrative expenses	802,836	491,569	372,669	254,624
Research and development expense	-	12,418	-	9,030
Selling expense	438,431	513,352	265,805	78,786
Total operating expense	1,241,267	1,017,339	638,474	342,440

INCOME FROM OPERATIONS	2,810,362	2,632,504	2,287,690	537,308

OTHER INCOME (EXPENSE)
Other income	2,221	1,551	11	-
Interest expense	(89,714)	(89,790)	(20,474)	(25,406)
Total other income (expense)	(87,493)	(88,239)	(20,463)	(25,406)

INCOME BEFORE INCOME TAXES	2,722,869	2,544,265	2,267,227	511,902

PROVISIONS FOR INCOME TAXES	405,903	696,899	285,227	158,888

NET INCOME	2,316,966	1,847,366	1,982,000	353,014

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	192,747	10,681	62,991	(13,146)

COMPREHENSIVE INCOME	$2,509,713	$1,858,047	$2,044,991	$339,868

Basic and diluted earnings per common share	$2,317	$1,847	$1,982	$353

Weighted average number of shares outstanding	1,000	1,000	1,000	1,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-2

HEBRON TECHNOLOGY CO., LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For Nine Months Ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,316,966	$1,847,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	323,225	336,326
Deferred tax expense (benefit)	(181,051)	(26,481)
Provision for doubtful accounts	667,171	313,773
Changes in operating assets and liabilities:
Account receivable	(3,212,886)	(738,457)
Notes receivable	(80,366)	31,608
Due from customers	(470,794)	(610,918)
Advance to suppliers	200,563	(530,311)
Inventories	(1,081,977)	616,255
Other receivable	(1,235,144)	(1,236,455)
Prepaid expense	(47,818)	(74,110)
Due from related party	(202,989)
Account payable	2,461,874	(254,933)
Advance from customers	2,381,622	633,199
Taxes payable	743,794	895,793
Accrued expenses and other current liabilities	175,818	477,204

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,758,008	1,679,859

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(712,648)	-
Payments made for construction in progress	(425,820)	(853,251)
NET CASH USED IN INVESTING ACTIVITIES	(1,138,468)	(853,251)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) short-term bank loans	22,503	(1,655,548)
Proceeds from outside loans	-	953,844
Proceed from (repayment of) related party payable	(95,904)	1,096,081
Proceeds from (repayment of) bank acceptances notes payable	(261,994)	42,671
Changes in restricted cash	296,404	(264,720)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(38,991)	172,328

EFFECT OF EXCHANGE RATE CHANGE ON CASH	47,514	1,697

NET INCREASE IN CASH & CASH EQUIVALENTS	1,628,063	1,000,633

CASH-beginning of the period	1,224,732	944,422

CASH-end of the period	$2,852,795	$1,945,055

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$-
Cash paid for interest	$72,222	$92,291

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-3

HEBRON TECHNOLOGY CO., LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	BUSINESS DESCRIPTION

Organization and description of business

Hebron Technology Co., Ltd, (" Hebron Technology" or the “Company”) is a limited company established under the laws of the British Virgin Islands on May 29, 2012 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

Hebron Technology owns 100% interest of Hong Kong Xibolun Technology Limited ( "HK Xibolun") , a limited company formed in accordance with laws and regulations of Hong Kong on June 14, 2011.

On October 30, 2012, HK Xibolun entered into an equity transfer agreement with Zhejiang Xibolun Technology Co., Ltd .("Zhejiang Xibolun”), in which HK Xibolun agreed to acquire 100% ownership interest of Wenzhou Xibolun Automation Project Technology Co., Ltd. ("Xibolun Automation") from Zhejiang Xibolun.

On June 30, 2011, HK Xibolun entered into an equity transfer agreement with one shareholder of Wenzhou Xibolun fluid equipment Co., Limited (“Xibolun Equipment”), in which HK Xibolun agreed to acquire 30% ownership interest of Xibolun Equipment from one shareholder for RMB 300,000. On July 29, 2013, the remaining shareholder transferred his 70% ownership interest in Xibolun Equipment to Xibolun automation for RMB 700,000, which is a wholly owned subsidiary of HK Xibolun. Subsequent to the transfers, Xibolun Equipment became a wholly owned subsidiary of the Company.

Xibolun Equipment and Xibolun Automation are engaged in the manufacture of fluid equipments including valves, pumps, pipe fittings and others, with particular emphasis on the intellectualizing valves and installation service for pharmaceutical engineering construction.

The above mentioned transactions were accounted for in a manner similar to a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Xibolun, who own 100% interest of Xibolun Automation and Xibolun Equipment, were effectively controlled by the same majority shareholders of Xibolun Equipment.

Therefore, Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment are all considered under common control. The consolidation of Hebron Technology and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepaid in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”) and have been consistently applied. All significant inter-company balances and transactions have been eliminated in consolidation.

Uses of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period.  Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowances for doubtful accounts, the valuation of inventory, costs to complete contracts and estimated useful lives and fair value in connection with the impairment of property and equipment.

F-4

Revenue recognition

The Company recognizes revenue from sales of valves and other fluid equipment and installation contracts to provide installation services for pharmaceutical and beverage companies.

Sales of product: sales are recognized at the date of shipment from the Company’s facilities to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, ownership has passed, no other significant obligations of the Company exist and collectability is reasonably assured. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts: Sales from fixed-price construction contracts are recognized on the completed contract method. This method is used because the typical contract is completed in four months or less, and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of completion method. A contract is considered complete when all costs except insignificant items have been incurred, and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct material, subcontract cost, and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Cash

The Company maintains cash with financial institutions in the People’s Republic of China (“PRC”) which are not insured or otherwise protected.  Should any of these institutions holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with that institution.

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bank notes payable. The Company is required to maintain 50% of the balance of the bank notes payable to ensure future credit availability.

Accounts Receivable

Accounts receivable are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. A considerable amount of judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2013 and December 31, 2012, the allowances for doubtful accounts were $1,175,137 and $488,473, respectively.

Due from customers

Due from customers represent the amounts retained from the Company’s customers to ensure the quality of the installation and any possible follow-up maintenance related to the installation. The term of the collection of due from customers is typically one year after the completion date of installation projects. If there is no dispute for the installation project, it should be paid to the Company. Management regularly reviews aging of deposit receivables and changes in payment trends and records allowance when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection. As of September 30, 2013 and December 31, 2012 and 2011, the Company has recorded an allowance for due from customers in the amount of$192,792 and $188,212, respectively,

F-5

Inventories

Inventories are stated at the lower of cost or market value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed.

Advances to suppliers

The Company advances monies to certain suppliers for raw materials, plant and equipment, and factory rent. These advances are interest free and unsecured.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method.

Construction in progress

Construction in progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs prior to the date of reaching the expected usable condition. Construction in progress is transferred to the property, plant and equipment and depreciation commences when the asset has been substantially completed and reaches the expected usable condition.

Land use right

The Company states land use right at cost. The land use right is amortized on straight line method over the term of the land use right.

Long-Lived Assets and Other Acquired Intangible Assets

The Company reviews property and equipment and identifiable intangibles for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. The Company did not record any impairment as of September 30, 2013 and December 31, 2012.

Income tax

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for nine months ended September 30, 2013 and 2012. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of September 30, 2013 and December 31, 2012, no valuation allowance is considered necessary.

In the normal course of business, the Company may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company recorded a potential tax liability of $728,742and $887,806 for the nine months ended September 30, 2013 and 2012, respectively, for the possible underpayment of income and business taxes.

F-6

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during nine months ended September 30, 2013 and 2012. All tax returns since the Company’s inception are still subject to examination by tax authorities.

Under the Provisional Regulations of PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income.

Value added Tax

Sales revenue represents the invoiced value of goods, net of a Value-Added Tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product..

Foreign Currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”).  The Company’s financial statements have been translated into the reporting currency the United States Dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the statements of income.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

 Fair value of financial instruments

The Company adopted the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other then quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, other current assets, due to related party, and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments.

F-7

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the Company’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

2	INVENTORIES

The inventories consist of the following:

	September 30,2013	December 31, 2012

Raw materials	$134,775	$192,990
Work-in-process	-	32,088
Finished goods	1,056	66,027
Installation projects in process	-	1,351,512
	$135,831	$1,642,617

3	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	September 30, 2013	December 31, 2012

Buildings	$137,851	$134,576
Machinery equipment	3,751,761	2,966,338
Transportation equipment	33,633	32,834
Office equipment	98,927	89,219
Construction in progress	1,434,998	980,464
	5,457,170	4,203,431
Less: accumulated depreciation	1,485,600	1,175,441
Property, plant and equipment, net	$3,971,570	$3,027,990

Depreciation expense charged to operations was $278,381 and $292,232 for nine months ended September 30, 2013 and 2012, respectively.

F-8

Construction in progress represents direct costs of construction or incurred for the Company’s new office and manufacturing facility. Construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until construction is completed and ready for its intended use.

4	LAND USE RIGHT

The Company states land use right at cost less accumulated amortization. All land in the People’s Republic of China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. The Company has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years.

	September 30, 2013	December 31, 2012

Land use right	$1,511,851	$1,475,933
Less: accumulated amortization	105,830	59,037
Land use right, net	$1,406,021	$1,416,896

The estimated future amortization expenses are as follows:

Twelve months ending September 30:
2013	$60,474
2014	60,474
2015	60,474
2016	60,474
2017	60,474
Thereafter	1,103,651
Total estimated future amortization expenses	$1,406,021

5	SHORT-TERM LOANS

Short-term loans consisted of the following:

Lender	September 30,2013	Term	Interest Rate/Year
Bank of China LongWan Branch	$219,463	April.19,2013 to April.4,2014	7.020%
Bank of China LongWan Branch	265,793	May.6,2013 to May.5,2014	7.020%
Bank of China LongWan Branch	224,339	Jul.2,2013 to Jun.19,2014	7.500%
Bank of China LongWan Branch	265,793	Jul.2,2013 to Jun.19,2014	7.500%
WenZhou Bank	146,308	Sep.22,2013 to Sep.22,2014	7.320%
Total	$1,121,696

Lender	December 31,2012	Term	Int. Rate/Year
Bank of China LongWan Branch	$488,010	Jul.3,2012 to Jul.2,2013	7.888%
Bank of China LongWan Branch	259,479	Jul.10,2012 to May.6,2013	7.500%
Bank of China LongWan Branch	182,508	Apr.17,2012 to Apr.16,2013	9.184%
WenZhou Bank	142,832	Sep.3,2012 to Sep.3,2013	7.320%
Total	$1,072,829

F-9

The loans outstanding were guaranteed by the shareholder’s immediate family members and unrelated third parties. For nine months ended September 30, 2013and 2012, the Company recorded interest expense of $60,774 and $88,830, respectively.

6	BANK ACCEPTANCES NOTES PAYABLE

Bank acceptances notes payable consisted of the following:

Issuer	December 31, 2012	Term
Bank of China	$171,399	September 29,2012 to March 26 ,2013
Bank of China	87,286	November 27, 2012 to May 22,2013
Total	$258,685

Restricted cash of $nil and $285,685 was held in bank as of September 30, 2013 and December 31, 2012, respectively. As of December 31, 2012, $158,702 of certificate of deposit was pledged for the bank loans.

7	RELATED PARTY TRANSACTIONS

As of September 30, 2013, the Company has an aggregate of $205,303 due from related party named ZheJiang Xibolun technology Co., LTD, an entity controlled by the same shareholder of the Company.

As of December 31, 2012, the Company has an aggregate of $94,693 due to related party for expenses paid by ZheJiang Xibolun technology Co., LTD.  The balance is non-interest bearing and due on demand.

8	TAXES PAYABLE

Taxes payable consisted of the following:

	September 30, 2013	December 31, 2012

Income tax payable	$2,533,026	$1,893,306
Value added tax payable	(12,996)	(33,798)
Business tax payable	641,603	513,480
Other taxes payable	128,586	104,663
Total taxes payable	$3,290,219	$2,477,651

F-10

9	INCOME TAX

Hebron Technology was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

HK Xibolun is a holding company registered in Hong Kong and subject to corporate income tax at 17.5% if revenue is generated in Hong Kong. For the nine months ended September, 30, 2013, HK Xibolun conducted business offshore in Shanghai. Thus the profit is exempt from income tax.

Xibolun Automation and Xibolun Equipment were both registered in the PRC and are subject to corporate income tax at unified rate of 25%.

i)	The components of the income tax (benefit) expense are as follows:

	Nine months ending	Nine months ending
	September 30, 2013	September 30, 2012
Current provision	$586,954	$723,380
Deferred provision (benefit)	(181,051)	(26,481)
Total	$405,903	$696,899

ii)	The following table summarizes deferred taxes resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2013	December 31, 2012
Provision for doubtful accounts	$355,578	$182,440
Depreciation expense	55,541	40,147
Total	$411,119	$222,587

No valuation allowance against the deferred tax assets is considered necessary.

10	MAJOR CUSTOMERS AND SUPPLIERS

For nine months ended September 30, 2013, five major customers accounted for approximately 24.4%, 22.2%, 13.9%, 13.6% and 13.2% of the Company’s total sales, respectively. For nine months ended September 30, 2012, five major customers accounted for approximately 18.9% , 11.3%, 11.3%, 11.2% and 10.8% of the Company’s total sales, respectively.

For nine months ended September 30, 2013, one major sub-contractors accounted for approximately 25% subcontract costs, respectively. For the year ended December 31, 2012, three major sub-contractors accounted for approximately 25%, 14%, and 13% of the total subcontract costs, respectively.

F-11

11	COMMITMENTS AND CONTINGENCIES

The Company leases its main office space under a non-cancelable operating lease agreement. The future minimum rental payments required for the coming years are as follows:

Twelve months ending September 30:
2013	$203,596
2014	193,452
2015	193,452
Total future minimum operating lease payments	$590,500

Capital Registration Payment Commitment:

The Company’s subsidiary Xibolun Automation was formed in September 24, 2012. Total registered capital of Xibolun Automation is USD 3 million, which is required to be funded by the Company within two years after the date of its inception. The required registered capital payment is recorded as subscription receivable as of December 31, 2012. The first installment of USD 750,000 has been paid on January 15, 2013.  The second installment of USD 1,290,000 was paid on June 9, 2013. The remaining balance is required to be paid in full before February 2014.

12	SUBSEQUENT EVENTS

These audited consolidated financial statements were approved by management and available for issuance on December 12, 2013. In accordance with ASC 855, the Company evaluated subsequent events through this date.

F-12

HEBRON TECHNOLOGY CO., LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

HEBRON TECHNOLOGY CO., LIMITED

Page

Report of Independent Registered Public Accounting Firm	F-13

Consolidated Financial Statements

Consolidated Balance Sheets	F-14

Consolidated Statements of Income and Comprehensive Income	F-15

Consolidated Statements of Changes in Shareholder’s Equity	F-16

Consolidated Statements of Cash Flows	F-17

Notes to Consolidated Financial Statements	F-18 – F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Hebron Technology Co., Ltd

We have audited the accompanying consolidated balance sheets of Hebron Technology Co., Ltd (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hebron Technology Co., Ltd as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, NY

December 12, 2013

1700 BROADWAY, NEW YORK 10019 T 212.842.7000 F 212.842.7001 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

F-13

HEBRON TECHNOLOGY CO., LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash	$1,224,732	$944,422
Restricted cash	292,660	51,805
Accounts receivable, net	1,983,690	1,625,027
Notes receivable	-	31,485
Due from customers, net	1,128,533	982,739
Inventories	1,642,617	770,627
Advance to suppliers, net of allowance for doubtful accounts of $42,093 and $128,665, respectively	1,415,998	1,075,312
Other receivable, net of allowance for doubtful accounts of $10,982 and $6,958, respectively	157,088	80,532
Deferred tax assets	182,440	153,608

TOTAL CURRENT ASSETS	8,027,758	5,715,557

Property and equipment at cost, net of accumulated depreciation	3,027,990	2,213,203
Land use right, net of accumulated amortization	1,416,895	1,464,037
Security Deposit	95,221	94,454
Deferred tax assets	40,147	37,967

TOTAL ASSETS	$12,608,011	$9,525,218

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
Short-term loans	$1,072,829	$1,763,141
Accounts payable	233,078	518,798
Bank acceptances notes payable	258,685	94,454
Advances from customers	2,023,673	1,205,067
Due to related party	94,693	-
Tax payable	2,477,651	1,574,508
Accrued expenses and other current liabilities	100,135	10,860

TOTAL LIABILITIES	6,260,744	5,166,828

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY:
Common stock, $1 par value, 50,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	119,970	119,970
Retained earnings	5,946,430	3,993,680
Accumulated other comprehensive income	279,867	243,740

TOTAL SHAREHOLDER'S EQUITY	6,347,267	4,358,390

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$12,608,011	$9,525,218

The accompanying notes are an integral part of these consolidated financial statements

F-14

HEBRON TECHNOLOGY CO., LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2012	2011

REVENUE	$12,000,304	$12,055,057

COST OF REVENUE
Cost of product and services	7,709,741	8,178,550
Business and sales related tax	187,308	163,224

GROSS PROFIT	4,103,255	3,713,283

OPERATING EXPENSES
General and administrative expenses	601,841	1,016,098
Research and development expense	39,661	69,862
Selling expense	700,393	579,197
Total operating expense	1,341,895	1,665,157

INCOME FROM OPERATIONS	2,761,360	2,048,126

OTHER INCOME (EXPENSE)
Other income	9,265	15,282
Interest income (expense)	(116,370)	(147,582)
Total other income (expense)	(107,105)	(132,300)

INCOME BEFORE INCOME TAXES	2,654,255	1,915,826

PROVISIONS FOR INCOME TAXES	701,505	544,615

NET INCOME	1,952,750	1,371,211

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	36,127	152,222

COMPREHENSIVE INCOME	$1,988,877	$1,523,433

Basic and diluted earnings per common share	$1,952.75	$1,371.21

Weighted average number of shares outstanding	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements

F-15

HEBRON TECHNOLOGY CO., LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

			ADDITIONAL		OTHER	TOTAL
	COMMON STOCK		PAID-IN	RETAINED	COMPREHENSIVE	SHAREHOLDER'S
	SHARES	AMOUNT	CAPITAL	EARNINGS	INCOME	EQUITY

Balance at December 31, 2010	1,000	$1,000	$119,970	$2,622,469	$91,518	$2,834,957

Net income for the year	-	-	-	1,371,211	-	1,371,211
Foreign currency translation gain	-	-	-	-	152,222	152,222

Balance at December 31, 2011	1,000	$1,000	$119,970	$3,993,680	$243,740	$4,358,390

Net income for the year	-	-	-	1,952,750	-	1,952,750
Foreign currency translation gain	-	-	-	-	36,127	36,127

Balance at December 31, 2012	1,000	$1,000	$119,970	$5,946,430	$279,867	$6,347,267

The accompanying notes are an integral part of these consolidated financial statements

F-16

HEBRON TECHNOLOGY CO., LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,952,750	$1,371,211
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	450,750	306,360
Deferred tax expense (benefit)	(29,445)	(97,016)
Provision for doubtful accounts	110,296	560,497
Changes in operating assets and liabilities:
Account receivable	(474,054)	(625,192)
Notes receivable	31,729	(30,987)
Due from customers	(202,952)	(174,415)
Advance to suppliers	(244,241)	321,222
Inventories	(865,412)	(54,665)
Other receivable	(79,840)	(20,695)
Account payable	(289,830)	297,630
Advance from customers	808,519	(263,003)
Taxes payable	890,024	784,355
Accrued expenses and other current liabilities	89,158	6,835

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,147,452	2,382,137

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(208,142)	(1,139,906)
Acquisition of land use right	-	(1,440,878)
Payments made for construction in progress	(980,106)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,188,248)	(2,580,784)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) short-term bank loans	(704,382)	656,916
Proceed from related party payable	94,658	-
Proceeds from bank acceptances notes payables	163,404	92,960
Changes in restricted cash	(240,346)	(46,480)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(686,666)	703,396

EFFECT OF EXCHANGE RATE CHANGE ON CASH	7,772	27,059

NET INCREASE IN CASH & CASH EQUIVALENTS	280,310	531,808

CASH-beginning of year	944,422	412,614

CASH-end of year	$1,224,732	$944,422

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$11,879
Cash paid for interest	$119,985	$149,457

The accompanying notes are an integral part of these consolidated financial statements

F-17

HEBRON TECHNOLOGY CO., LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	BUSINESS DESCRIPTION

Organization and description of business

Hebron Technology Co., Ltd, (" Hebron Technology" or the “Company”) is a limited company established under the laws of the British Virgin Islands on May 29, 2012 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

Hebron Technology owns 100% interest of Hong Kong Xibolun Technology Limited ( "HK Xibolun") , a limited company formed in accordance with laws and regulations of Hong Kong on June 14, 2011.

On October 30, 2012, HK Xibolun entered into an equity transfer agreement with Zhejiang Xibolun Technology Co., Ltd .("Zhejiang Xibolun”), in which HK Xibolun agreed to acquire 100% ownership interest of Wenzhou Xibolun Automation Project Technology Co., Ltd. ("Xibolun Automation") from Zhejiang Xibolun.

On June 30, 2011, HK Xibolun entered into an equity transfer agreement with one shareholder of Wenzhou Xibolun fluid equipment Co., Limited (“Xibolun Equipment”), in which HK Xibolun agreed to acquire 30% ownership interest of Xibolun Equipment from one shareholder for RMB 300,000. On July 29, 2013, the remaining shareholder transferred his 70% ownership interest in Xibolun Equipment to Xibolun automation for RMB 700,000, which is a wholly owned subsidiary of HK Xibolun. Subsequent to the transfers, Xibolun Equipment became a wholly owned subsidiary of the Company.

Xibolun Equipment and Xibolun Automation are engaged in the manufacture of fluid equipments including valves, pumps, pipe fittings and others, with particular emphasis on the Intelligentized valves and installation service for pharmaceutical engineering construction.

The above mentioned transactions were accounted for in a manner similar to a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Xibolun, who own 100% interest of Xibolun Automation and Xibolun Equipment, were effectively controlled by the same majority shareholders of Xibolun Equipment.

Therefore, Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment are all considered under common control. The consolidation of Hebron Technology and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepaid in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”) and have been consistently applied.

Uses of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period.  Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowances for doubtful accounts, the valuation of inventory, costs to complete contracts and estimated useful lives and fair value in connection with the impairment of property and equipment.

F-18

Revenue recognition

The Company recognizes revenue from sales of valves and other fluid equipment and installation contracts to provide installation services for pharmaceutical and beverage companies.

Sales of product: sales are recognized at the date of shipment from the Company’s facilities to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, ownership has passed, no other significant obligations of the Company exist and collectability is reasonably assured. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts: Sales from fixed-price construction contracts are recognized on the completed contract method. This method is used because the typical contract is completed in four months or less, and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of completion method. A contract is considered complete when all costs except insignificant items have been incurred, and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct material, subcontract cost, and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Cash

The Company maintains cash with financial institutions in the People’s Republic of China (“PRC”) which are not insured or otherwise protected.  Should any of these institutions holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with that institution.

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bank notes payable. The Company is required to maintain 50% of the balance of the bank notes payable to ensure future credit availability.

Accounts Receivable

Accounts receivable are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. A considerable amount of judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2012 and 2011, the allowances for doubtful accounts were $488,473 and $356,805, respectively.

Due from customers

Due from customers represent the amount retained from the Company’s customers to ensure the quality of the installation and any possible follow-up maintenance related to the installation. The term of the collection of due from customers is typically one year after the completion date of installation projects. If there is no dispute for the installation project, it should be paid to the Company. Management regularly reviews aging of deposit receivables and changes in payment trends and records allowance when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection. As of December 31, 2012 and 2011, the Company has recorded an allowance for due from customers in the amount of$188,212 and $122,003, respectively,

F-19

Inventories

Inventories are stated at the lower of cost or market value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed.

Advances to suppliers

The Company advances monies to certain suppliers for raw materials, plant and equipment, and factory rent. These advances are interest free and unsecured.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method.

Construction in progress

Construction in progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs prior to the date of reaching the expected usable condition. Construction in progress is transferred to the property, plant and equipment and depreciation commences when the asset has been substantially completed and reaches the expected usable condition.

Land use right

The Company states land use right at cost. The land use right is amortized on straight line method over the term of the land use right.

Long-Lived Assets and Other Acquired Intangible Assets

The Company reviews property and equipment and identifiable intangibles for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. The Company did not record any impairment during the years ended December 31, 2012 and 2011.

Income tax

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2012 and 2011. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2012 and 2011, no valuation allowance is considered necessary.

In the normal course of business, the Company may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company recorded a potential tax liability of $915,609 and $798,569 for the years ended December 31, 2012 and 2011, respectively, for the possible underpayment of income and business taxes.

F-20

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2012 and 2011. All tax returns since the Company’s inception are still subject to examination by tax authorities.

Under the Provisional Regulations of PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income.

Value added Tax

Sales revenue represents the invoiced value of goods, net of a Value-Added Tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product..

Foreign Currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”).  The Company’s financial statements have been translated into the reporting currency the United States Dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the statements of income.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

 Fair value of financial instruments

The Company adopted the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other then quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, other current assets, due to related party, and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments.

F-21

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the Company’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

New Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This ASU does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this standard does not have a material impact on the Company’s financial position and results of operations.

2             INVENTORIES

The inventories consist of the following:

	December 31, 2012	December 31, 2011

Raw materials	$192,990	$84,407
Work-in-process	32,088	71,021
Finished goods	66,027	194
Installation projects in process	1,351,512	615,005
	$1,642,617	$770,627

F-22

3             PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2012	December 31, 2011

Buildings	$134,576	$133,490
Machinery equipment	2,966,338	2,735,890
Transportation equipment	32,834	32,570
Office equipment	89,219	88,500
Construction in progress	980,464	-
	4,203,431	2,990,450

Less: accumulated depreciation	1,175,441	777,247

Property, plant and equipment, net	$3,027,990	$2,213,203

Depreciation expense charged to operations was $391,735 and $306,360 for the years ended December 31, 2012 and 2011, respectively.

Construction in progress represents direct costs of construction or incurred for the Company’s new office and manufacturing facility. Construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until construction is completed and ready for its intended use.

4            LAND USE RIGHT

The Company states land use right at cost less accumulated amortization. All land in the People’s Republic of China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. The Company has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years.

	December 31, 2012	December 31, 2011

Land use right	$1,475,933	$1,464,037
Less: accumulated amortization	59,037	-
Land use right, net	$1,416,896	$1,464,037

The estimated future amortization expenses are as follows:

Years ending December 31:
2013	$59,037
2014	59,037
2015	59,037
2016	59,037
2017	59,037
Thereafter	1,121,711
Total estimated future amortization expenses	$1,416,896

F-23

5             SHORT-TERM LOANS

Short-term loans consisted of the following:

Lender	December 31,2012	Term	Int. Rate/Year
Bank of China LongWan Branch	$488,010	Jul.3,2012 to Jul.2,2013	7.888%
Bank of China LongWan Branch	259,479	Jul.10,2012 to May.6,2013	7.500%
Bank of China LongWan Branch	182,508	Apr.17,2012 to Apr.16,2013	9.184%
WenZhou Bank	142,832	Sep.3,2012 to Sep.3,2013	7.320%
Total	$1,072,829

Lender	December 31,2011	Term	Interest Rate/Year
Bank of China LongWan Branch	$321,144	Mar.2,2011 to Mar.1,2012	7.272%
Bank of China LongWan Branch	299,104	Jul.11,2011 to Jul.6,2012	7.872%
Bank of China LongWan Branch	458,102	Jul.7,2011 to Jul.5,2012	7.872%
Bank of China LongWan Branch	181,037	Sep.15,2011 to Aug.28,2012	8.200%
Argricuture Cooperation bank	204,650	Aug.4,2011 to Feb.1,2012	11.880%
WenZhou Bank	141,681	Aug.19,2011 to Aug.16,2012	11.700%
WenZhou LongWan Small loan financing Corporation	157,423	Jul.21,2011 to Jan.10,2012	23.040%
Total	$1,763,141

The loans outstanding were guaranteed by the shareholder’s immediate family members and unrelated third parties. For the years ended December 31, 2012and 2011, the Company recorded interest expense of 120,960 and $150,273, respectively.

6             BANK ACCEPTANCES NOTES PAYABLE

Bank acceptances notes payable consisted of the following:

Issuer	December 31, 2012	Term
Bank of China	$171,399	September 29,2012 to March 26 ,2013
Bank of China	87,286	November 27, 2012 to May 22,2013
Total	$258,685

Issuer	December 31, 2011	Term
Longwan Agricultural Cooperation Credit Union	$94,454	August 31,2011 to February 29, 2012

Total	$94,454

Restricted cash of $292,660 and $51,805 was held in bank as of December 31, 2012 and 2011, respectively. As of December 31, 2012, $158,702 of certificate of deposit was pledged for the bank loans.

F-24

7              DUE TO RELATED PARTY

As of December 31, 2012, the Company has an aggregate of $94,693 due to related party for expenses paid by ZheJiang Xibolun technology Co., LTD, an entity controlled by the same shareholder of the Company.  The balance is non-interest bearing and due on demand.

8              TAXES PAYABLE

Taxes payable consisted of the following:

	December 31, 2012	December 31, 2011

Income tax payable	$1,893,306	$1,152,723
Value added tax payable	(33,798)	-
Business tax payable	513,480	358,378
Other taxes payable	104,663	63,407
Total taxes payable	$2,477,651	$1,574,508

9              INCOME TAX

Hebron Technology was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

HK Xibolun is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

Xibolun Automation and Xibolun Equipment were both registered in the PRC and are subject to corporate income tax at unified rate of 25%.

i)	The components of the income tax (benefit) expense are as follows:

	Year ended	Year ended
	December 31, 2012	December 31, 2011
Current provision	$730,950	$641,631
Deferred provision (benefit)	(29,445)	(97,016)
Total	$701,505	$544,615

ii)	The following table summarizes deferred taxes resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	Year ended	Year ended
	December 31, 2012	December 31, 2011
Provision for doubtful accounts	$182,440	$153,608
Depreciation expense	40,147	37,967
Total	$222,587	$191,575

No valuation allowance against the deferred tax assets is considered necessary.

F-25

The following table reconciles the China. statutory rates to the Company's effective tax rate for the years ended December, 2012 and 2011:

	Year ended	Year ended
	December 31, 2012	December 31, 2011
China Income tax statutory rate	25%	$25%
Non-taxable item in China	2.54%	8.49%
Deferred tax benefit	(1.11)%	(5.06)%
Effective rate	$26.43%	$28.43%

10             MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2012, three major customers accounted for approximately 16%, 10%, and 10% of the Company’s total sales, respectively. For the year ended December 31, 2011, two major customers accounted for approximately 11.5% and 11% of the Company’s total sales, respectively.

For the year ended December 31, 2012, three major sub-contractors accounted for approximately 28%, 14%, and 11% of the total subcontract costs, respectively. For the year ended December 31, 2011, three major sub-contractors accounted for approximately 14%, 13%, and 12% of the total subcontract costs, respectively.

11             COMMITMENTS AND CONTINGENCIES

The Company leases its main office space under a non-cancelable operating lease agreement. The future minimum rental payments required for the coming years are as follows:

Years ending December 31:
2013	$225,275
2014	188,787
2015	188,787
2016	188,787
Total future minimum operating lease payments	$791,636

Capital Registration Payment Commitment:

The Company’s subsidiary Xibolun Automation was formed in September 24, 2012. Total registered capital of Xibolun Automation is USD 3 million, which is required to be funded by the Company within two years after the date of its inception. The required registered capital payment is recorded as subscription receivable as of December 31, 2012. The first installment of USD 750,000 has been paid on January 15, 2013.  The second installment of USD 1,290,000 was paid on June 9, 2013. The remaining balance is required to be paid in full before February 2014.

12             SUBSEQUENT EVENTS

These audited consolidated financial statements were approved by management and available for issuance on December 12, 2013. In accordance with ASC 855, the Company evaluated subsequent events through this date.

F-26

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the memorandum and articles of association of the Registrant, the Registrant may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

The Placement Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

Other than as stated below, in the three years prior to the date of this registration statement, we have not sold unregistered securities.

Founding Transactions

Our company was formed on May 29, 2012, with Chen Shih-chang as the founder and sole shareholder. Mr. Chen received 1,000 common shares of our company at founding. In August 2013, Chen Shih-chang transferred all 1,000 common shares of the Company to Zuoqiao Sun Zhang. In turn, Zuoqiao Sun Zhang transferred 51 common shares to Hua Fung Chin and 49 common shares to Bingbing Wang in September 2013.

The above transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(2) thereof, Regulation D and/or Regulation S promulgated hereunder as a transaction by the Company not involving any public offering. The securities were sold in an offshore transaction by a foreign issuer, to foreign investors, not using any directed selling efforts in the United States. Moreover, the purchasers met the “accredited investor” criteria and had adequate information about the Company as required by the rules and regulations promulgated under the Securities Act. These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1*	Form of Placement Agreement.
3.1*	Articles of Association of Hebron Technology Co., Ltd
3.2*	Memorandum of Association of Hebron Technology Co., Ltd
4.1*	Specimen Common Share Certificate

Part II - 1

5.1*	Opinion of Kaufman & Canoles, P.C., counsel of Hebron Technology Co., Ltd, as to the validity of the common shares.
8.1*	Opinion of Kaufman & Canoles, P.C., counsel of Hebron Technology Co., Ltd, as to tax matters.
10.1†	Summary Translation of Form of Customer Agreement
10.2†	Translation of Employment Agreement - Anyuan Sun
10.3*	Translation of Employment Agreement - Steven Fu
21.1†	List of subsidiaries.
23.1*	Consent of Friedman LLP
23.2*	Consent of Kaufman & Canoles, P.C., counsel of Hebron Technology Co., Ltd (included in Exhibit 5.1).
23.2*	Consent of Yunnan Qianhe Law Firm, counsel of Hebron Technology Co., Ltd (included in Exhibit 5.1).
24.1	Powers of attorney (included on signature page to the registration statement).
99.1†	Representation of company regarding financial statements

*	To be filed by amendment.
†	Filed herewith.

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)          For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)         For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II - 2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wenzhou, People’s Republic of China, on March 31, 2014.

HEBRON TECHNOLOGY CO., LTD

Anyuan Sun
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Anyuan Sun as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Anyuan Sun	Chief Executive Officer (Principal Executive Officer)

Steven Fu	Chief Financial Officer (Principal Accounting and Financial Officer)

Zuoqiao Sun Zhang	Director

/s/ Yung Kong Chin
Yung Kong Chin	Director and Authorized Representative in the United States

Zhiling Sun	Director

Xuesong Liu	Director

Hua Zhang	Director

Haiying Xiang	Director

Xianpang Hu	Director

Part II - 3